UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________________________ to ___________________________

Commission file number: __________

GUARDFORCE AI CO., LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Lei WANG (olivia.wang@guardforceai.com)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

(Address of Principal Executive Offices)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

Tel: +66 (0) 2973 6011

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Not applicable	Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

ordinary shares, $0.001 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Registration Statement on Form 20-F

i

ITEM 9. THE OFFER AND LISTING	38
A. Offer and Listing Details	38
B. Plan of Distribution	39
C. Markets	39
D. Selling Shareholders	39
E. Dilution	39
F. Expenses of the Issue	39

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Guardforce,” “we,” “us,” “our” and the “Company” are to the combined business of Guardforce AI Co., Limited, a Cayman Islands company, its subsidiaries and other consolidated entities;

●	“AI Holdings” are to Guardforce AI Holdings Limited (BVI), a BVI company;

●	“AI Robots” are to Guardforce AI Robots Limited (BVI), a BVI company;

●	“AI Hong Kong” are to Guardforce AI Hong Kong Co., Limited, a Hong Kong company;

●	“AI Technology” are to Guardforce AI Technology Limited, a BVI company

●	“Horizon Dragon” are to Horizon Dragon Limited (BVI), a BVI company;

●	“Southern Ambition” are to Southern Ambition Limited (BVI), a BVI company;

●	“AI Thailand” are to Guardforce AI Group Co., Limited (Thailand), a Thailand company;

●	“GF Cash (CIT)” are to Guardforce Cash Solutions Security (Thailand) Co., Ltd., a Thailand company;

●	“BVI” are to the British Virgin Islands;

●	“Cayman Islands” are to the Cayman Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Thailand” are to the Kingdom of Thailand;

●	“SEC” are to the Securities and Exchange Commission;
●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Baht” and “THB” are to the legal currency of Thailand;

●	“Bank of Thailand” or “BOT” are to Thailand’s central bank;

●	“CIT” are to cash-in-transit or cash/valuables-in-transit;

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States; and

●	“VCAB” are to VCAB Eight Corporation.

●	“Companies Law” are to the Companies Law (2018 Revision) of the Cayman Islands.

Forward-Looking Information

In addition to historical information, this registration statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this registration statement.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

NAME	Position	Address
Wing Khai Terence Yap	Director and Chairman	96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

Jingyi Tu	Director	B, Building 12, Yangchou Garden, Yangchou Road, Dapeng New District, Shenzhen, Guangdong, China

Jingxu Wu	Director and CFO	No. 2506, Block A, Zhonghua Garden, Taibai Road, Luohu District, Shenzhen, Guangdong, China

Konki Lo	Director	Flat E, 18/F, BLK 2, The Victoria Towers, 188 Canton RD, Tsim Sha Tsui, Kowloon, Hong Kong

Lei Wang	Director and CEO	96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand

For the sake of clarity, this registration statement follows the English naming convention of given name followed by surname name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Director and CFO will be presented as “Jingxu Wu,” even though, in Chinese, his name is presented as “Wu Jingxu.”

B. Advisors

Our legal adviser with respect to US securities laws and the filing of this Registration Statement on Form 20-F is Bevilacqua PLLC, with a business address at 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036.

C. Auditors

Our independent registered public accounting firm with respect to the audits of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017 included in this Registration Statement on Form 20-F is Wei, Wei & Co., LLP, with a business address at 133-10 39th Avenue, Flushing, New York 11354.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

Guardforce was incorporated on April 20, 2018 in the Cayman Islands as a holding company to acquire the business of GF Cash (CIT) which operates as our indirect subsidiary. GF Cash (CIT) was incorporated in 1982 in Thailand and has been operating in the cash-in-transit, or CIT, industry since that time.

The following table presents selected financial data regarding the business of our operating. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this Form 20-F and the information under Item 5 “Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.

Our consolidated financial statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Because fiscal year 2018 is the first year for the Company to prepare and present its financial statements in accordance with IFRS as issued by the IASB, we do not include the historical financial information as of and for the year ended December 31, 2016.

The selected consolidated statements of profit or loss data and cash flow data for the years ended December 31, 2018 and 2017 and the selected consolidated financial position data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included in Item 18 of this Form 20-F. The unaudited selected consolidated profit and loss data for the six months ended June 30, 2019 and 2018 and the unaudited selected financial position data as of June 30, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this Form 20-F. Our historical results for any prior periods do not necessarily indicate our results to be expected for any future periods.

	For the years ended December 31,		For the six months ended June 30,
	2018	2017	2019	2018
	US$	US$	(unaudited) US$	(unaudited) US$
Profit and Loss Data
Total revenue	37,344,305	34,475,126	18,625,807	18,949,508
Total cost of revenue	(31,502,466)	(29,634,859)	(15,791,848)	(15,009,671)
Gross profit	5,841,839	4,840,267	2,833,959	3,939,837
Profit from operations	1,205,993	1,594,473	(589,276)	1,069,597
Net (loss) profit for the year	52,032	1,485,153	(223,938)	471,481
Net (loss) profit attributable to equity holders of the Company	48,924	1,312,093	(231,935)	467,348
Net (loss) profit attributable to non-controlling interests	3,108	10,086	(2,003)	4,133

	As of December 31,	As of December 31,	As of June 30,	As of June 30,
	2018	2017	2019	2018
	US$	US$	(unaudited) US$	(unaudited) US$
Financial Position Data
Cash and cash equivalents	4,432,335	3,269,866	2,859,332	3,981,060
Working capital (deficiency)	(9,150,876)	(6,744,293)	(12,501,282)	5,997,027
Total assets	30,496,363	27,264,703	36,012,501	28,693,485
Total liabilities	29,323,851	25,273,565	34,834,301	26,341,725
Total equity	1,172,512	1,991,138	1,178,200	2,351,760
Total equity attributable to equity holders of the Company	1,112,660	1,934,394	1,116,345	2,290,883
Total equity attributable to non-controlling interests	59,852	56,744	61,855	60,877

	For the years ended December 31,		For the six months ended June 30
	2018	2017	2019	2018
	US$	US$	(unaudited) US$	(unaudited) US$
Cash Flow Data
Net cash provided by operating activities	5,435,418	3,149,059	2,842,539	955,980
Net cash used in investing activities	(2,219,490)	(1,734,637)	(1,130,404)	(1,167,450
Net cash used in financing activities	(2,309,973)	(4,335,671)	(2,960,022)	(123,745)

B. Capitalization and Indebtedness

The following table presents our capitalization in accordance with International Financial Reporting Standards (IFRS) as of 31 January 2020. It is important that you read this table together with our consolidated financial statements set forth elsewhere in this Form 20-F.

U.S. $
(unaudited)
Short-term debt (Current portion of long-term debt)	16,576,976

Long-term debt (excluding current portion)	-

Shareholders’ equity
Share capital	-
Additional paid in capital	2,360,204
Legal reserve	223,500
(Deficit)	(1,773,477)
Accumulated other comprehensive income	457,439
Total shareholders’ equity	1,267,666

Total capitalization	17,844,642

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this registration statement, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to our Business

The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We have been closely monitoring the outbreak of the coronavirus that originated in Wuhan, China and that is now spreading all over the world, including to Thailand. A significant duration and extent of the coronavirus outbreak and related government actions may impact many aspects of our business, including creating workforce limitations, travel restrictions and impacting our customers and suppliers. If a significant percentage of our workforce is unable to work, either because of illness or travel or government restrictions in connection with the coronavirus outbreak, our operations may be negatively impacted. The Company’s response strategy in areas of high impact may result in a temporary reduced workforce as a result of self-isolation or other government or Company imposed measures to quarantine impacted employees and prevent infections at the workplace.

In addition, the coronavirus may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including Thailand, resulting in an economic downturn that could affect demand for our products and services. Imposed government regulations could adversely impact the Company’s results of operations, business, financial condition, or prospects derived from its operations in Thailand or other affected areas. Further, the outbreak of the coronavirus may negatively impact our customers and related service providers, which would likely impact our sales and operating results. Any of these events could have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows. At this point, the extent to which the coronavirus may impact our results is uncertain.

We operate in highly competitive industries.

We compete in industries that are subject to significant competition and pricing pressures in most markets.  The competition mainly comes from international companies liked Brinks and Armaguard. There are also a number of local CIT companies having very good relationships with their clients. Additionally, we are facing potential competition from the commercial banks which market their own cash management solutions to their customers and hire CIT companies as their subcontracted CIT suppliers. Furthermore, many banks have their own CIT subsidiaries to serve them exclusively.

Our business model requires significant fixed costs associated with offering many of our services including, but not limited to, costs to operate a fleet of armored vehicles.  Because we believe we have competitive advantages such as brand name recognition and a reputation for a high level of service and security, we resist competing on price alone.  However, continued pricing pressure from competitors or failure to achieve pricing based on the competitive advantages identified above could result in lost volume of business and could have an adverse effect on our business, financial condition, results of operations and cash flows.  In addition, given the highly competitive nature of our industry, it is important to develop new solutions and product and service offerings to help retain and expand our customer base.  Failure to develop, sell and execute new solutions and offerings in a timely and efficient manner could also negatively affect our ability to retain our existing customer base or pricing structure and have an adverse effect on our business, financial condition, results of operations and cash flows.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

Historically, we have derived a significant portion of our revenues from five customers, four of which are commercial banks and one of which is a state-owned bank, who, in 2018 and in the first six months of 2019 accounted collectively for more that 70% of our revenues.

In addition, our largest customer, the Government Savings Bank, a Thai government bank, accounted for approximately 27% of our revenues for the year ended December 31, 2018 and in the first six months of 2019, while our second largest customer, a Thai commercial bank accounted for 17% of our revenues for the year ended December 31, 2018 and 18% in the first six months of 2019.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers, especially our two largest customers, may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions).  If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our ordinary shares.  If either of our two largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our ordinary shares.

Changes to legislation in Thailand may negatively affect our business.

The legislation in Thailand relating to the security industry is not fully developed and may change depending on the government and a new prime minister. Also, new security acts which were launched in 2017 have applied very strict control on staff issues such as recruitment standards, training criteria and firearms. These developments could have an adverse effect on our business, financial condition and results of operations.

Unexpected increases in minimum wages in Thailand would reduce our net profits.

The government of Thailand does not have a regular system to review minimum wages and may enact, on very short notice, when, for example, the local political environment changes or there is a new prime minister, new laws and regulations to increase minimum wages. Any material increase in minimum wages will directly impact the cost of services of the Company and reduce net profits.

Increases in fuel cost would negatively impact our cost of operations.

As the CIT industry relies on a large consumption of fuel for the operation of its vehicles, an increase in oil prices will negatively impact the operating costs of the company.

Our strategy may not be successful.

If we are unable to achieve our strategic objectives and anticipated operating profit improvements, our results of operations and cash flows may be adversely affected.

Our business success depends on retaining our leadership team and attracting and retaining qualified personnel.

Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain highly skilled and qualified personnel. Any turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations.  Turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations.

In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business.

We license the “Guardforce” name and trademark from Guardforce Security Thailand Company Limited (THAI SP) under the terms of a binding memorandum of understanding effective March 2, 2020 between GF Cash (CIT) and Guardforce Security Thailand Company Limited (THAI SP). Under the terms of this license we can use, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademark(s) in promoting CF Cash (CIT)’s business and selling any goods and services solely related to the business of cash-in-transit and other ancillary services provided by GF Cash (CIT) in Thailand, solely in the manner approved by THAI SP from time to time. This license has a term of three years and will renew automatically for additional three-year periods unless either party gives written notice to terminate the agreement no less than 30 days prior to the next upcoming renewal period start date. Additionally, the license may be cancelled by either party at any time with six months’ prior written notice to the other party.

If for any reason our licnese with THAI SP is terminated or expires, our business may suffer and the value that we believe we have built in our brand name throughout Thailand will be lost. In such event, we would have to market our business under a new brand, and it may take significant time before our existing customers and future customers recognize our new brand. The loss of our ability to continue to utilize the Guardforce name and related trademarks could have a material adverse effect on our business.

We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us we may be required to pay significant damage awards.

We may be subject to legal proceedings and claims from time to time relating to the quality of our services. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management. An adverse determination in any such proceeding could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our reputation and prevent us from maintaining or increasing revenues and market share. Protracted litigation could also result in our customers or potential customers limiting their use of our service.

Decreasing use of cash could have a negative impact on our business.

The proliferation of payment options other than cash, including credit cards, debit cards, stored-value cards, mobile payments and on-line purchase activity and digital currencies, could result in a reduced need for cash in the marketplace and a decline in the need for physical bank branches and retail stores.  To mitigate this risk, we are developing new lines of business, which include, among other things, cash management solutions for retail chains and banks, multi-function machines (for cash and digital cash) and coins solution for minting facilities, but there is a risk that these initiatives may not offset the risks associated with our traditional cash-based business and that our business, financial condition, results of operations and cash flows could be negatively impacted.

Risks Relating to our Corporate Structure

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—C. Organizational Structure—Thailand Shareholding Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or failing to comply with the nationality requirements imposed by the SGBA. However, the local or national authorities or regulatory agencies in Thailand may reach a different conclusion, which could lead to an action being brought against us by administrative orders or in local courts. The FBA prohibits Thai nationals and non-foreigner companies from assisting, aiding and abetting or participating in the operation of a foreigner’s business if the foreigner would require approval under the FBA to engage in that business, or to act as a nominee in holding shares in a company to enable a foreigner to operate a business in contravention of the FBA. The FBA does not provide detailed guidance on what degree of assistance contravenes the FBA, however Thai shareholders are likely to be regarded as nominees under the FBA if they do not have sufficient funds to acquire their shares or did not pay for their shares, or if they have agreed to not to be paid the dividends to which they would be entitled under the company’s articles of association.

Documentation filed with the Ministry of Commerce includes supporting evidence that the Thai nationals holding shares in AI Thailand had sufficient financial resources to acquire their shares and confirms that AI Thailand has received the amount payable for those shares. If the authorities in Thailand find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government entity otherwise finds that we or any of our subsidiaries is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in Thailand, they would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing penalties of up to THB 1 million and imprisonment of up to three years plus penalties of THB 50,000 for every day of a continuing offence;

●	ordering the cessation of any aiding or abetting contrary to the FBA;

●	discontinuing or placing restrictions or onerous conditions on the operations of our Thai subsidiaries, or on our operations through any transactions between our Company or our Cayman Islands or BVI subsidiaries on the one hand and our Thai subsidiaries on the other hand;

●	confiscating income from us, our BVI subsidiaries, or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our Thai subsidiaries, their shareholders or directors;

●	requiring us to restructure our ownership structure or operations, including the sale of shares in GF Cash (CIT), which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our Thai subsidiaries; or

●	restricting or prohibiting our use of the proceeds of any public offering we may conduct to finance our business and operations in Thailand.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our Thai subsidiaries that most significantly impact their economic performance, or prevent us from receiving the economic benefits or absorbing losses from these entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

Risks Relating to Doing Business in Thailand

A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations.

We primarily operate in Thailand. Weak economic conditions as a result of a global economic downturn and decreased demand and prices due to the increased popularity of digital cash across the world may have a negative impact on our business. Decreased demand and prices reduces our income and weakens our business. There are still great uncertainties regarding economic conditions and the demand for cash processing services. Any turbulence in global economies and prolonged declines in demand and prices in Thailand may adversely affect our business, revenues and results of operations. Apart from the above, the following factors may also affect our business: (1) the threat of terrorism is high within Thailand; (2) the political situation is not stable especially under the military rule and governance; (3) currency exchange rates; (4) bribery and corruption; (5) high tax rates; and (6) unstable energy prices.

We are vulnerable to foreign currency exchange risk exposure.

The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

Our consolidated financial statements are expressed in U.S. dollars, which is our reporting currency. Most of the revenues and expenses of GF Thai Cash (CIT) are denominated in the THB. Meanwhile, our functional currency of our various other subsidiaries, is the U.S. dollar. To the extent that we need to convert THB into U.S. dollars for our operations, appreciation of the U.S. dollar against the THB would adversely affect the U.S. dollar amount we receive from the conversion. Fluctuations in the exchange rate will also affect the relative value of the U.S. dollar-denominated loan that we have borrowed from a related party.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company, and our main operating subsidiary is located in Thailand. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Thailand—Regulations on Dividend Distributions.” Companies remitting payments to recipients outside of Thailand must obtain approval from the Bank of Thailand at the time of the remittance if the remittance exceeds the equivalent of USD50,000. In practice, this approval is managed by the Bank of Thailand and is typically granted if copies of the supporting documentation showing the need for the transaction can be provided. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Thailand to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Relating to the Market for our Shares

There is no public trading market for our shares and you may not be able to resell our shares.

There is no established public trading market for our securities and our shares are not and have not been quoted on any exchange or quotation system. We have not applied for quotation on any quotation system or exchange and the Company will need a market maker to apply for the quotation of our shares. We cannot assure you that any market maker will agree to make a market in our shares. In the absence of a trading market, you may not be able to liquidate your investment, which could result in the loss of your investment.

We are controlled by a small group of shareholders, whose interests may differ from other shareholders.

As of the date of this Form 20-F, our principal shareholder, Mr. Jingyi Tu, beneficially owned 71% of our total outstanding shares. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ordinary shares. In addition, because these shareholders could collectively control our Company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our Company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our Company.

Future issuances of our shares would dilute the interests of existing shareholders.

We are authorized to issue a total of 300,000,000 ordinary shares. As of the date of this registration statement, we have an aggregate of 52,068,959 outstanding shares. We are obligated to issue 2,631,579 ordinary shares in connection with the Merger (as defined and discussed below) with VCAB and we have issued 2,068,959 of those shares. This means that once we issue all of the Merger related shares we could potentially issue up to an additional 247,368,421 ordinary shares.

We may determine to issue additional shares in the future. The issuance of a substantial amount of shares would have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of shares in the public market, either in the initial issuance or in a subsequent resale could have an adverse effect on the market price of our shares.

Acquisitions in the future may result in the demand for significant additional funding which may result in substantial dilution to existing shareholders.

If we engage in any acquisition activity in the future, we may require funding generated through the sale of additional shares or other equity which could result in significant dilution to our existing shareholders. The financial results of acquired businesses may not achieve expectations which may have a significant impact our per share earnings, and thus, the value of our shares.

Future acquisitions or divestitures could materially change our business and materially and adversely affect our results of operations and financial condition.

We plan to focus our efforts on future strategic priorities in pursuing strategic acquisitions and strategic partnerships. Presented with appropriate opportunities, we may acquire businesses or assets that we believe complement our existing business. Any such acquisitions are invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the reconciliation of corporate cultures. The acquisition and integration could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of, or loss of momentum in, our business. We could also lose key personnel from the acquired companies. There may be unforeseen or hidden liabilities, or we may not be able to generate sufficient revenue to offset new costs of acquisitions and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas operations. These risks associated with strategic repositioning, future acquisitions and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition or liquidity.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in Thailand. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant assets are located outside of the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Thailand, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or Thailand courts would entertain original actions brought in the courts of the Cayman Islands or Thailand, against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the Cayman Islands, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law and by the common law of the Cayman Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders differ from those that would apply, if we were incorporated in the United States or another jurisdiction. The rights of shareholders under Cayman Islands law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a Cayman Islands company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, or which would require shareholders’ approval under the laws of most of the states in the United States or other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The legal and commercial name of the Company is Guardforce AI Co., Limited. The Company was incorporated in the Cayman Islands under the Companies Law on April 20, 2018. The address of our principal place of business is 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand. Our telephone number is +66 (0) 2973 6011. The name and address of our agent for service is Sertus Chambers, Governors Square, Suite# 5-204, 23 Lime Tree Bay Avenue, P. O. Box 2547, Grand Cayman, KY 1-1104, Cayman Islands.

Guardforce was incorporated in 2018 to acquire, indirectly, GF Cash (CIT) which is an operating company providing cash solutions and cash handling services located in Thailand. Please refer to our group chart on page 12 for the description of shareholdings of the whole group.

Corporate History and Structure

AI Holdings was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings’ registered office is located at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

AI Robots was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce.

AI Hong Kong was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce.

Southern Ambition was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots.

Horizon Dragon was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings.

AI Thailand was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 outstanding shares with a par value of THB 10 per share. 48,999 of the outstanding shares in AI Thailand are owned by Southern Ambition and one of the outstanding shares is owned by Horizon Dragon, for an aggregate of 49,000 shares, or 49%, and 51,000 shares, or 51%, are owned by two citizens of Thailand. Pursuant to Article 17 of the Articles of Association of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders and the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. As a result of this voting structure, Southern Ambition is entitled to cast more than 95% of the votes of AI Thailand at a general meeting of its shareholders. This voting control at a general meeting of shareholders is sufficient to remove, replace and appoint all or any of the directors of AI Thailand. Being that under Section 1144 of the Civil and Commercial Code of Thailand, limited companies are managed by the directors, Southern Ambition controls the right of management of AI Thailand by exercising its rights to convene general meetings of shareholders to determine the composition of the AI Thailand board of directors.

Additionally, each of the two Thai Nationals entered into a shareholders agreement, dated September 10, 2018, with Southern Ambition, which, among other things, restricts their ability to sell, assign or transfer their AI Thailand shares and vests the management and administration of AI Thailand in the hands of Southern Ambition.

Taking into account the AI Thailand voting structure in combination with the voting agreement signed by the two Thai nationals, the Company, which indirectly wholly owns Southern Ambition through its ownership of AI Robots, is able to maintain control of the GF Cash (CIT) operating business while complying with Thailand’s foreign ownership laws which require that direct foreign ownership in each Thai entity be less than 50%.

With respect to the two Thai nationals’ economic rights in and to the GF Cash (CIT) operating business, pursuant to articles 6(1) to (3) of the Articles of Association of Al Thailand, the holders of Class B preferred shares of AI Thailand are entitled to (i) dividends at the rate of 10% of the par value of the preferred shares held before dividends are issued to holders of ordinary shares, (ii) cumulative dividends for years in which Al Thailand has made profit but has not declared a dividend and (iii) the return of their paid up capital on the dissolution or liquidation of Al Thailand before any assets are distributed to the holders of ordinary shares. As the par value of shares in Al Thailand is THB 10, the aggregate dividend entitlement of the two Thai nationals on any declaration of dividends by Al Thailand is approximately 0.01%, with 99.99% of the balance of dividends being payable to Southern Ambition.

GF Cash (CIT) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares with a par value of THB 70 per share. 3,821,143 of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one share being held by Southern Ambition and 36,000 shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand.

The shares in GF Cash (CIT) currently owned by AI Thailand and Southern Ambition were previously held by Guardforce TH Group Co Ltd and Guardforce 3 Limited. As AI Thailand owns more than 95% of the shares in GF Cash (CIT), AI Thailand has effective control over GF Cash (CIT) at the shareholder level.

AI Thailand acquired its shares in GF Cash (CIT) from Guardforce TH Group Co Ltd on September 26, 2018, and on the same day Southern Ambition acquired one share of GF Cash (CIT) from Guardforce 3 Limited. These share transfers have been recorded in the share register of GF Cash (CIT) and have also been registered with the Ministry of Commerce of Thailand.

The following diagram illustrates our corporate structure as of the date of this registration statement.

Merger of VCAB Eight Corporation into Guardforce AI Co., Limited

On December 16, 2019, we signed an agreement and plan of merger, or the “Merger Agreement,” with VCAB Eight Corporation, a Texas corporation, or VCAB, pursuant to which, subject to certain preconditions being satisfied, VCAB would merge, which we refer to as the Merger, with and into us. The Merger was completed effective March 10, 2020. At the time of the signing of the Merger Agreement and as of the closing date of the Merger, VCAB was subject to a bankruptcy proceeding in the United Stated Bankruptcy Court for the Northern District of Texas, or the Bankruptcy Court. VCAB has no assets, no equity owners and no liabilities, except for approximately 1,300 holders of Class 5 Allowed General Unsecured Claims and one holder of allowed administrative claims who we collectively refer to as the Claim Holders. Pursuant to the terms of the Merger Agreement, and in accordance with the bankruptcy plan, we will issue an aggregate of 2,631,579 of our ordinary shares, which we refer to as the Plan Shares, to the Claim Holders as full settlement and satisfaction of their respective claims. As of the date of this registration statement, we have allocated and issued 2,068,959 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved Claim Holders. We have allocated and will hold the remaining 562,620 Plan Shares in reserve for issuance to additional Claim Holders as they are approved by the Bankruptcy Court during the next few months. As provided in the bankruptcy plan, the Plan Shares will be issued pursuant to Section 1145 of the United States Bankruptcy Code. As a result of the Merger, the separate corporate existence of VCAB has been terminated. We entered into the Merger Agreement and consummated the Merger in order to increase our shareholder base to, among other things, assist us in qualifying for quotation on one of the listing tiers of OTC Markets Group, Inc.

The 2,631,579 Plan Shares that we are issuing in connection with the VCAB Merger are exempt from the registration requirements of the Securities Act and freely tradeable upon issuance, pursuant to Section 1145 of the U.S. Bankruptcy Code. When issued, these shares may be resold without registration pursuant to Section 4(a)(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code

Our Advisory Agreement with HFG Capital Investments, L.L.C.

On October 31, 2018, we engaged HFG Capital Investments, L.L.C., or HFG, to provide us with advisory services and assist us in our efforts to have a class of securities traded on a U.S stock exchange or quotation medium.  Under the terms of this agreement, HFG agreed to (i) if requested, introduce us to, and negotiate the engagement of, a SEC registered and FINRA member investment banking firm to act as either a placement agent or underwriter for any capital raise we might desire to pursue; (ii) identify a SEC registered and FINRA member broker-dealer firm to file a Form 211 Application on our behalf so that our ordinary shares could become eligible for quotation on an OTC Markets Group listing tier, prepare the supporting documentation required as part of the 211 process and help respond to comments issued by FINRA related to the 211 application; (iii)  assist in the preparation of a listing application for a national securities exchange if we wished to pursue such a listing, and (iv) help coordinate the development of our corporate governance protocols, including introductions to and the engagement of potential independent directors.  Under this agreement, we paid HFG an advisory fee of $325,000.

Separately, HFG, acting as the principal of VCAB, introduced us to VCAB. HFG was a holder of a confirmed administrative expense claim in the VCAB bankruptcy proceeding and was authorized by the Plan to coordinate a merger transaction such as the Merger. HFG’s claim as well as claims held by other VCAB creditors were exchanged for our ordinary shares upon completion of the Merger. We did not pay HFG any compensation for its participation in the Merger.

The Public Listing of our Ordinary Shares

Upon effectiveness of this Registration Statement, our ordinary shares will not be listed on any national securities exchange or on the over-the-counter market and, initially, there will be no market for our ordinary shares. We are working with a market maker to apply for the quotation of our ordinary shares on the OTC Pink marketplace and we are in the process of preparing our Form 211 application to be submitted to FINRA by the market maker. We do not know how long the process will take for us to complete the Form 211 application, for the market maker to review and file the application with FINRA and for FINRA to review and clear the application. There can be no assurance, however, that our Form 211 application will be cleared by FINRA or, if it is cleared, when that will happen. If and when our 211 application is cleared, we expect that our ordinary shares will start trading on the OTC Markets Group, Inc. Pink Tier.  Eventually, we hope to be able to up-list to one of the higher tiers of OTC Markets Group although we do can provide no assurance when this might happen. As a result of the Merger, we now have more than 670 beneficial owners of our freely tradable ordinary shares, more than 300 of whom each own 100 shares or more. We expect that this initial holding of free trading ordinary shares will facilitate the initiation of market trading once our ordinary shares are quoted on the OTC Marketplace. We cannot guarantee, however, that an active public market will develop in our ordinary shares.

Principal Capital Expenditures

As discussed in more detail below, the Company operates in Thailand in the cash logistics business. During the past two years, the Company’s capital investments in Thailand have been concentrated in the acquisition of armored vehicles, business office rentals, security equipment and software systems. The major categories of our capital expenditures for the past two years are set forth below along with U.S. dollar amounts and percentages spent in each category. The sources of funds for these expenditures have been internal operating funds and bank financing.

Principal Capital Expenditures	2018 (U.S.$)	Percentage of Total Expenditures	2017 (U.S.$)	Percentage of Total Expenditures
Leasehold improvements	28,271	1%	13,031	1%
Machinery and equipment	259,424	8%	124,283	4%
Office decoration and equipment	803,285	25%	338,912	12%
Vehicles	1,197,559	37%	1,314,849	45%
Assets under construction	912,525	29%	1,114,160	38%
TOTAL	3,201,064		2,905,235

Principal Capital Expenditures Currently in Progress

Currently, the Company is involved in the Thai market with capital expenditures in the following areas. The Company expects that sources of funds for these ongoing expenditures will be derived from available operating funds, bank financing and debt and equity investments from third-party investors:

Principal Capital Expenditures	Estimate for Year 2020 (U.S.$)	Percentage of Total Expenditures
Leasehold improvements	1,021,150	45%
Machinery and equipment	216,694	10%
Office decoration and equipment	226,730	10%
Vehicles	378,105	17%
Assets under construction	400,000	18%
TOTAL	2,242,679

B. Business Overview

General

We were founded in 2018 to acquire our operating subsidiary GF Cash (CIT). The principal office of our Company is located in Bangkok, Thailand.

Our operating subsidiary, GF Cash (CIT), was founded in 1982 (the company was formerly named Securicor (Thailand) Limited) and was renamed G4S Cash Service (Thailand) Limited in 2005. The company was renamed again as Guardforce Cash Solution (Thailand) Limited in 2016 and then according to the new security laws in 2018, the name was further changed to “Guardforce Cash Solution Security (Thailand) Company Limited. The principal office of GF Cash (CIT) is located in Bangkok, Thailand.

We are a market leader with almost 40 years of experience in the cash logistics business in Thailand and our services include cash-in-transit, or CIT, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our five major customers are Government Savings Bank, Bank of Ayudhya, TMB Bank, Thanachart Bank and CP All Public Company. A few global customers also retain our services under temporary contract. As of December 31, 2018, we employed 1,995 people and our operations included 20 facilities and 477 vehicles. As of June 30, 2019, we employed 1,995 people and our operations included 21 facilities and 460 vehicles.

All GF Cash (CIT)’s revenue is derived from its cash management business and gross revenue for the two years ended December 31, 2018 and 2017 were $37.34 million (THB 1.21 billion) and $34.48 million (THB 1.17 billion), respectively.

Industry Overview

Thailand is a cash rich country and we do not expect Thailand to reduce its cash circulation in the foreseeable future. Thai citizens feel safe using cash and many of them, especially the older generation and those in the up-country provinces, are accustomed to using cash in their daily lives. Therefore, demand for CIT services is expected to continue in the coming years even though some local banks have started to promote plastic money solutions in the market.

Currently, the CIT market in Thailand is large and the demand for the commercial movement of both banknotes and coins is not showing signs of reduction.

However, competition is high especially from international companies. We expect the competition to increase and this could affect our pricing strategies.

With industry applicable security laws in place since 2016, the entrance barrier for potential competitors will be higher and this will slow down the deployment and market entry plans of other international players.

Some of the major Thai banks still have hesitation and reluctance with respect to outsourcing their CIT operations. However, following the government policy of increasing the minimum wages as well as the aging of existing staff, certain banks are now willing to discuss the possible CIT outsourcing plans.

Our Products and Services

The principal business of GF Cash (CIT) is provision of services including (i) cash in transit; (ii) dedicated vehicle to banks; (iii) ATM management; (iv) cash center operations (v) cash processing; (vi) cheque center; (vii) cash deposit management solutions; (viii) express cash services; and (ix) coin processing and services. GF Cash (CIT) collects cash from its clients’ sites, then delivers the collected cash to its cash processing centers for counting, checking and packing in bundles, after which the cash is transported to the Clients’ designated depository banks and deposited into the clients’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment. The followings are descriptions of our services:

Core Services (84% of total revenue in 2018)

The charts below show the breakdown of our business services by sector for the fiscal year ended December 31, 2018 and for the six months ended June 30, 2019. These business sectors are discussed below.

Revenue By Services (For the six months ended June 30, 2019)

Revenue By Services (For the year ended December 31, 2018)

(i) Cash-In-Transit – Non Dedicated Vehicles (Non-DV)

CIT is one of our core services which accounted for 31% of total revenue in 2018. Our CIT services include the secure transportation of cash and other valuables between commercial banks and central banks; and the transportation of coins for commercial banks, Thai Royal Mints and Bank of Thailand. The main customers of our CIT services are local commercial banks. We charge customers per service performed or based on the value of the consignment. Revenues are affected by cash collecting methodology (for example, sealed bag collection, piece count collection, bulk count collection or loose cash collection all have different cost structures) as well as the volume of business for specific customers. CIT-Non dedicated vehicle services generated $11,688,840 of revenue in 2018. ($10,881,110 in 2017).

(ii) Cash-In-Transit - Dedicated Vehicle to Banks (DV)

We have service contracts with some of the commercial banks pursuant to which we deploy dedicated vehicles to service contracted bank branches. This dedicated vehicle sector of our business accounted for 12% of total revenue in 2018. With our dedicated vehicle service, bank customers submit direct schedules to our CIT teams for their daily operations. Dedicated vehicles will only serve the designated banks which are charged on a per vehicle per month basis. GF Cash (CIT) provides vehicles, manpower and equipment which report to the various bank customer at the time and days specified in the specific CIT contracts. Dedicated vehicle customers schedule their own routes for the dedicated vehicles they contract for and they are responsible for fulfilling the insurance requirements specified in our service contracts. These insurance requirements relate to, inter alia, CIT insurance which specifies maximum transit limits per vehicle and maximum pavement limits per trip (from the vehicle to a client’s premises and vice versa), and the use of armored vehicles and qualified crews for our services). Dedicated vehicle services generated $4,513,759 of revenue in 2018. ($ 4,303,944 in 2017).

(iii) ATM Management

ATM management services, including cash replenishment, accounted for 26% of revenue in 2018 and first and second line maintenance accounted for 14% revenue in 2018. First line maintenance, or FLM, refers to quick problem solving services (not including hardware or software failure), relating to, for example, jammed notes, dispenser failures and transaction record print-out issues. Second line maintenance refers to any problems that cannot be fixed under FLM, including machine restarts, any damage to hardware and software issues. As of February 1, 2019, we were providing services to 12,383 ATMs in Thailand. ATM management services generated $15,043,608 of revenue in 2018. ($14,539,220 in 2017).

(iv) Cash Center (CCT) Operations

We are authorized by the Bank of Thailand to run cash center operations in Thailand to provide bank note counting, sorting, storage services and inventory management services to local commercial banks. These cash center operation services accounted for 9% of our revenue in 2018 and 10% in 2017.

(v) Cash Processing (CPC)

Cash processing services include counting, sorting, fit note (a BOT requirement relating to the recirculation and use of bank notes for refilling ATM cassettes) sorting and counterfeit detection. We act as the certified cash processing centers of the Bank of Thailand, providing the cash processing services for commercial banks and vaulting services on behalf of the Bank of Thailand. Cash processing services accounted for 5% of our revenue in 2018. For 2017, the revenue for cash processing services accounted for THB111.1 million, or approximately $3.29 million.

(vi) Cheque Center Services

We provide cheque handling services including pickup and delivery service to BNP PARIBAS Bangkok. The cheque center service accounted for 1% of our revenue in 2018. For 2017, the revenue for cheque center services accounted for THB14.7 million, or approximately $0.43 million.

(vii) Cash Deposit Management Solutions

We deploy our Guardforce Digital Machine (GDM) at customer sites to promote our retail cash solution. Customers use our GDM to count and check bank notes, deposit the bank notes into the GDM for safekeeping pending CIT collection and forwarding of these bank notes to one of our cash processing centers for reconciliation. We began implementing our GDM solutions in 2018 and the number of these digital machines now in operation totals more than 100 units.

We are targeting to be able to provide same day credit for our commercial bank customers using our GDM services by the third quarter of 2020.

Currently, cash deposit solution services account for approximately 2% of our total revenue.

(viii) Express Cash

The express cash services are an expansion of our GDM solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicle to collect cash from retail customers at the retailers’ sites. Right after cash collection, the cash is immediately processed inside the CIT vehicle and the cash counting results are transmitted to GF Cash (CIT) headquarters and to the commercial bank transporting its cash. That bank will then credit the counted amount to its customers’ bank accounts.

(ix) Coin Processing and Services

Processing coins are collected from retail businesses or banks, stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint in cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

Sales and Marketing

During the 2020 fiscal year, GF Cash (CIT) will endeavor to ensure that all of its existing client contracts will be renewed, to protect its major sources of existing income. GF Cash (CIT) plans to extend its current retail CIT business to chain retailers in Thailand via its Guardforce Deposit Machine (GDM) services. GF Cash (CIT) also plans to work with its current banking customers as partners to promote its new GDM services, to develop its digital marking channel (search engine) and to join related retail associations to promote its services.

GF Cash (CIT) plans to take the following sales approaches to promote its business:

1.	Create new business streams such as coins processing, smart ATMs, and cashier services for banks, hospitals or public utilities.

2.	Jointly work with commercial banks to promote and attract retail chain customers to use the bank services. GF Cash (CIT) will provide CIT solutions to these banks as their cash management solution for retailers.

3.	Networking Approach - Use existing national coverage to promote more services in up-country provinces and outlying islands.

4.	Market to commercial banks and central banks (internationally) in order to take over the operations of their treasury and the cash processing centers.

5.	Explore opportunities in the Diamond & Jewelry (D&J) industry to provide CIT pickup and delivery services for D&J manufacturers and retailers both domestic and international.

Customers

Since 2008, the major client of GF Cash (CIT) has been the Government Savings Bank, a state-owned Thai bank located in Bangkok. The revenue derived from the Government Savings Bank in 2018 was THB 323 million ($10 million) which accounted for 26% of GF Cash (CIT)’s revenue in 2018. Our other top five customers are Bank of Ayudhya Public Company, TMB Bank Public Company, Thanachart Bank Public Company and CP All Public Company. The total 2018 revenue derived from the five top customers was THB 846 million ($26 million) which accounted for 71.2% of GF Cash’s revenue in 2018.  For the first six months in 2019, the total revenue derived from the top five customers was THB 416 million (approximately $13.23 million) which accounted for 71% of GF Cash’s revenue for the first six months’ period in 2019.

In 2018, 77% of GF Cash (CIT)’s revenue was generated from bank customers, while retail customers accounted for 13% of these revenues. All other business sectors accounted for the remaining 10% of our revenue, including, but not limited to, non-bank, commercial, transportation companies and restaurants.

GF Cash (CIT) is now starting to diversify its customer portfolio by acquiring more retail customers and entering other new service sectors in order to balance the portfolio and better protect its business.

Business development and customer service teams also actively participate in all contract renewal processes in order to retain the contracts that are up for renewal and to establish and maintain good relationships with GF Cash (CIT)’s customers.

Competition

The chart below references GF Cash (CIT) as “GFC” and names GF Cash (CIT)’s competitors showing relative market share in 2019.

THAILAND MARKET SHARE 2019

Source: Thailand Revenue Department

The CIT industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies like Brinks (and Armaguard, which we expect to enter the Thai market in the near future), and there are also many local CIT competitors in Thailand having very good relationships with their clients.

Additionally, several banks have their own CIT subsidiaries which serve them exclusively.

We also face potential competition from the certain commercial banks which market their own cash management solutions to their customers and hire CIT companies as their CIT suppliers.

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the high competition in the CIT industry in Thailand, we believe that GF Cash (CIT) has significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	The BOT has authorized GF Cash (CIT) to run 10 Cash Centers in Thailand to support Cash Center operations to the BOT;

●	Long term relationship with local commercial banks; and

●	More than 20 years of experience among the staff/management team in the cash logistics solutions business in Thailand.

Growth Strategy

GF Cash (CIT) will strive to be a leading provider of cash solutions in Thailand by pursuing the following growth strategies that are designed to be scalable in nature in line with market demand. We have provided below anticipated timelines for the implementation of these strategies to the extent currently known.

●	To develop a strategy and explore opportunities with the Bureau of Royal Thai Mint, a sub-division of the Treasury Department of Thailand, to expand coin service - this initiative is expected to begin in year 2021 and it is expected to be completed in 2023;

●	To become an outsource contractor to the Bank of Thailand, the central bank of Thailand, to be the BOT’s logistic service provider and Pool Cash Center – this is an ongoing initiative and is expected to be completed in 2022;

●	To develop IT infrastructure and invest in advanced client applications;

●	To develop and expand our CIT services for the retail sector and to provide cash management services to retailers - this is an ongoing initiative expected to be completed in 2023;

●	To have new branches established in up-country provinces to expand our bank services and acquire more retail customers; and

●	To introduce new CRM, CSM and CIT digital on-line systems to customers and fortify internal controls, to strengthen our relationships with customers and attract more new.

Moreover, the Company is planning to incorporate internet concepts such as cloud computing, data analysis as well as AI to advance the implementation of its security business model.

Since 2016, GF Cash (CIT) has experienced an average year on year revenue growth of approximately 3%. Based on its cash flows from operations, GF Cash (CIT) was able to allocate approximately 2% of its annual revenues for capital improvement and investment purposes.  Management plans to continue to set aside approximately 1% of its annual revenues, from the Company’s operating cash flows, to fund its planned capital expenditures to achieve the above itemized growth strategies.  To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that GF Cash (CIT) will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all.

Intellectual Property

There is no intellectual property owned by GF Cash (CIT) at this moment. The Company utilizes a third party cloud-based CIT operating system (developed by Stander Information Systems) to assist current customers in automating their processes to reduce manual workloads. The system is owned by Stander and the Company pays a license fee on a monthly basis.

Under the terms of a binding memorandum of understanding effective March 2, 2020 between GF Cash (CIT) and Guardforce Security Thailand Company Limited (THAI SP), an affiliated entity that owns the “Guardforce” trademark, GF Cash (CIT) can use, at no cost and on a non-exclusive, non-transferable basis, the “Guardforce” name and related trademark(s) in promoting its business and selling any goods and services solely related to the business of cash-in-transit and other ancillary services provided by GF Cash (CIT) in Thailand, solely in the manner approved by THAI SP from time to time. Additionally, under the terms of this memorandum of understanding, THAI SP has agreed to support GF Cash (CIT) in its efforts to use and promote the Guardforce trade name and GF Cash (CIT)’s Guardforce business in the Thai market. The memorandum of understanding has a term of three years and will renew automatically for additional three year periods unless either party gives written notice to terminate the agreement no less than 30 days prior to the next upcoming renewal period start date. Additionally, the memorandum of understanding may be cancelled by either party at any time with six months’ prior written notice to the other party.

Although we believe that we have entered into a cooperative and supportive agreement with THAI SP, if for any reason our license with THAI SP is terminated or expires, our business may suffer and the value that we believe we have built in our brand name throughout Thailand will be lost. In such event, we would have to market our business under a new brand, and it may take significant time before our existing customers and future customers recognize our new brand. The loss of our ability to continue to utilize the Guardforce name and related trademarks could have a material adverse effect on our business.

Government Regulation

Foreign Investment in Thailand

The laws and regulations in Thailand place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. The Thai Foreign Business Act B.E. 2542 (1999), or FBA, requires foreigners to obtain approval under the FBA in order to engage in most service businesses. A company registered in Thailand will be considered a foreigner under the FBA if foreigners hold 50% or more of the shares in the company. The Security Guard Business Act B.E. 2558 (2015), or SGBA, also requires that companies applying for approval to engage in the business of providing security guard services by providing licensed security guards to protect people or personal property must have more than half of its shares owned by shareholders of Thai nationality and must have more than half of its directors being of Thai nationality.

We conduct our business activities in Thailand using a tiered shareholding structure in which direct foreign ownership in each Thai entity is less than 50%. See “Item 4. Information on the Company—C. Organizational Structure—Thailand Shareholding Structure.” The FBA considers the immediate level of shareholding of a company to determine the number of shares held by foreigners in that company for the purposes of determining whether the company is a foreigner within the meaning of the FBA, and will have regard to the shareholdings of a corporate shareholder which holds shares in that company to determine whether that corporate shareholder is a foreigner, however no cumulative calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Such shareholding structure has allowed us to consolidate our Thai operating entities as our subsidiaries.

We have engaged legal as counsel Watson Farley & Williams (Thailand) Limited in Thailand, and they are of the opinion that the shareholding structure of GF Cash (CIT) does not result in GF Cash (CIT) being a foreigner within the meaning of the FBA or failing to comply with the nationality requirements imposed by the SGBA.

Licenses which GF Cash (CIT) has obtained

GF Cash (CIT) operates its business to provide security for the properties of its clients. Thus, it is regulated under, and is required to comply with, the SGBA, which is overseen and controlled by the Minister of Finance and the Metropolitan Police Commissioner.

As certain GF Cash (CIT) employees are required to carry loaded firearms for use in the performance of their services to certain clients, GF Cash (CIT) is required to obtain a license to possess firearms and ammunition and to comply with the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E. 2490 which is controlled by the Prime Minister and the Minister of Interior in consultation with the Minister of Defense according to Section 6 of the Firearms, Ammunition, Explosives, Fireworks, and the Equivalent of Firearms Act B.E.2490.

Additionally, under the SGBA, GF Cash (CIT) is required to obtain a license to operate its security guard business.

The followings are all of the licenses that GF Cash (CIT) has obtained to operate its business in Thailand:

●	Security Business License of CIT (Security Industry Business Act 2015) issued by the Metropolitan Police;

●	Firearms License issued by the Metropolitan Police; and

●	Bank of Thailand certificate to run cash center operations.

Each GF Cash (CIT) security guard is also required to have an individual security personnel license according to the requirements of the SGBA and these guards need to be qualified according to the criteria specified in the SGBA.

Additionally, each GF Cash (CIT) armed guard is required to have a license for the possession of a loaded firearm, issued by the Metropolitan Police. These guards must undergo specified training and arms testing to initially receive or renew their licenses.

Internal Legal Compliance

The internal legal compliance function at GF Cash (CIT) is well-established and flexible. GF Cash (CIT)’s legal team works closely with other departments of the Company to comply with the laws, regulations and policies in Thailand and any changes that may be enacted.

Taxation

Thai recipients of dividends, interest and royalties paid by Thai companies are subject to Thai income tax, and the company making the payment is required by the Revenue Code to withhold part of the payments and remit the withheld amount to the Revenue Department towards the income tax liability of the recipient.

Dividends distributed by GF Cash (CIT) to Thai shareholders will be subject to a 10% withholding tax. Dividends distributed by GF Cash (CIT) to foreign shareholders that do not carry on business in Thailand will also be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Dividends distributed by AI Thailand to Thai shareholders will be subject to 10% withholding tax. Dividends distributed by AI Thailand to foreign shareholders that do not carry on business in Thailand will also be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Thai companies are permitted to pay dividends only to the extent they can pay the dividends out of profits. Companies are required to make an allocation to a statutory reserve each time dividends are issued until the aggregate amount in reserve reaches or exceeds one tenth of the company’s capital. The allocation must be at least one twentieth of the profit the company has earned from its business.

Interest paid to a Thai company (other than a financial institution) will be subject to a 1% withholding tax. Interest paid to a foreign lender that does not carry on business in Thailand will be subject to a 15% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Presently there is no double tax treaty between Thailand and the British Virgin Islands.

Foreign Currency Exchange

Our consolidated financial statements are expressed in U.S. dollars, which is our reporting currency. Most of the revenues and expenses of GF Thai Cash (CIT) are denominated in the THB. Meanwhile, our functional currency of our various other subsidiaries, is the U.S. dollar. The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plant and Equipment

GF Cash (CIT) leases all of its existing operating facilities. GF Cash (CIT)’s main facility is in Laksi, Bangkok where it leases a 12,244 sqm (40,171 square feet) facility that serves as its head office with all supporting functions. The Laksi facility is the major operating site and covers all GF Cash (CIT) services within the Bangkok area. This facility is currently utilized at full capacity. The Laksi facility has operated for more than 20 years and is located near the Don Muang Airport. GF Cash (CIT)’s major operating equipment such as vehicles and machinery are operated out of this facility.

GF Cash (CIT) is planning to lease a new, additional facility (about one-half of the existing Laksi facility size) in the next 3-5 years, to split the existing Laksi site into two facilities to operate in parallel, to improve operational efficiency. This new planned site is also expected to be under a lease arrangement rather than an acquisition. Currently, the Laksi facility is located in the north part of Bangkok which, because of its distance to GD Cash (CIT)’s main service areas, requires extra traveling time between such services area and the main operating site, thus creating extra labor cost and fuel consumption on a daily basis. The expected expenses for the new operating site are estimated to be approximately THB 1.5M – 2.0 million (approximately $46,350 - $61,800) under monthly rental/leasing contract. GF Cash (CIT) has not yet made any expenditures for the new facility.

GF Cash (CIT) has a total of 21 branches operated in Thailand under the Guardforce name as follows:

	Main Branches	No. of Vehicles Associated with Branch	Estimated Size of Branch (sqm)
1	Bangkok (HO & Main Location)	197	1,836.00
2	Chiang Mai	23	753.75
3	Phitsanuloke	20	167.02
4	Nakorn Ratchasima (Korat)	15	838.64
5	Khon Kaen	25	282.00
6	Ubon Ratchathani	14	103.68
7	Chon Buri	25	204.36
8	Rayong	17	142.40
9	Phuket	19	258.96
10	Hat Yai	19	226.98
11	Surat Thani	17	208.31
	Normal Branches
12	Chiang Rai	10	288.00
13	Nakornsawan	7	65.62
14	Udon Thani	11	136.40
15	Surin	5	289.56
16	Sakon Nakorn	4	67.34
17	Chachoengsao	8	115.52
18	Saraburi	6	114.38
19	Ayutthaya	3	120.00
20	Nakorn Si Thammarat	6	69.40
21	Samui (New branch in Feb 18, 2019)	5	249.75

Our main branches perform cash center activities authorized by the Bank of Thailand (BOT). Our normal branches do not provide any cash center operations. All branches (both main & normal) are under rental leases with annual renewals.

All of our branches provide ATM replenishment, ATM First line & Second line maintenance services, cash-in-transit services and cash sorting, counting and storage services.

No environmental issues affect the Company use of its assets or properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this registration statement on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this registration statement on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Introduction

The following discussion, which presents the results of Guardforce AI Co., Limited and its consolidated subsidiaries, should be read in conjunction with the accompanying consolidated financial statements and notes thereto for the years ended December 31, 2018 and 2017, and for the six months ended June 30, 2019 and 2018, along with the two-year financial summary and operating statistics presented in Part I, Item 3A, “Selected Financial Data,” risk factors discussed in Part I, Item 3D, “Risk Factors,” and the cautionary statement regarding forward-looking information.

As used in this Report, (a) references to “Company,” “we,” “us,” and “our” refer to Guardforce AI Co., Limited and its consolidated subsidiaries, after the reorganization described below, and (b) references to the “Company” on a historical basis, prior to the reorganization, refer to Guardforce Cash Solutions Security (Thailand) Company Limited (“GF Cash (CIT)”), unless the context requires otherwise.

This discussion is intended to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, how operating results affect our financial condition and results of our operations of the Company as a whole, and how certain accounting principles and estimates affect our financial statements.

Recent Developments

Guardforce AI Co., Limited, through a series of transactions which was accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

The following transactions were undertaken to reorganize the legal structure of the Company. On May 22, 2018, the Company set up two wholly-owned subsidiaries, AI Holdings and AI Robots in BVI. On May 30, 2018, the Company set up a wholly-owned subsidiary, AI Hong Kong, in Hong Kong. On October 31, 2018, the Company, through GF Holdings and GF Robots, entered into an acquisition agreement with Mr. Jingyi Tu (our Director) to acquire 100% of Horizon Dragon and Southern Ambition. These two entities owned 49% of AI Thailand which, in turn, owns 99.07% of GD Cash (CIT).

On December 16, 2019, we entered into the Merger Agreement with VCAB pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into us. The Merger was completed effective March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, we will issue an aggregate of 2,631,579 Plan Shares to VCAB’s Claim Holders. As of the date of this registration statement, we have allocated and issued 2,068,959 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved Claim Holders. We have allocated and will hold the remaining 562,620 Plan Shares in reserve for issuance to additional Claim Holders as they are approved by the Bankruptcy Court during the next few months. Following the completion of this process, we expect to have approximately 1,300 holders of our outstanding ordinary shares. All of these shares will be freely tradeable upon issuance.

Overview

Guardforce Cash Solutions Security (Thailand) Company Limited, or GF Cash (CIT), is the only subsidiary of the Company with operations in Thailand.

We conduct business in one segment which provides cash solutions (i.e., efficient cash management) and cash handling services to customers including cash transportation, cash processing and ATM services markets in Thailand. We attribute our success to our focus on quality service, customer retention, and a disciplined approach to growth. We believe our business is a premium provider of services in the markets that we serve.

We have grown consistently over the past several years due to our ability to attract and retain customers by providing quality services while operating as efficiently as possible. Revenues are fairly predictable because most of our service revenues are derived from three-year contracts that generally include recurring one-year renewal clauses. During the past two years, recurring revenues have been approximately 99% of total revenues. Our primary customers are banks, which comprise approximately 74% of our revenue. We have limited exposure to new banks with 1% of revenue in 2018 being generated from one new customer.

The business environment in which we operate can change quickly. We must quickly adapt to changes in the competitive landscape and local market conditions. To be successful, we must be able to balance, on a market-by market basis, the effects of changing demand on the utilization of our resources. We operate on a centralized basis, but allow enough flexibility so local field management can adjust operations to the particular circumstances of their markets.

We measure financial performance on a long-term basis. We create value by focusing on yielding solid returns on capital, growing our revenues and earnings, and generating cash flows sufficient to fund our growth.

Principal Factors Affecting Our Financial Performance

Our business and results of operations are affected by general factors affecting the cash security industry, including Thailand’s overall economic growth, market demand, popularity of digital payment systems and competition among companies. Unfavorable changes in any of these economic or general industry conditions could negatively affect demand for our services and materially affect our results of operations.

Our results of operations are also affected by company-specific factors, including, among others:

Brand Recognition

Our success depends on the market perception and acceptance of our brand and the quality of services associated with this brand. Market acceptance of our brand may affect the service fees and demand for our services, the profit margin we can achieve, and our ability to grow.

Our Employees

We rely heavily on our employees to provide quality service. Our services are rendered through our operation team based in 21 different offices to customers in Thailand. As of June 30, 2019, the operations team was comprised of 1,974 employees. We intend to increase our customer satisfaction by retaining our employees and training them on a regular basis. We also depend to a large extent on our employees to maintain a consistent standard of service and brand image. As we are operating in a labor intensive industry, changes in labor costs will significantly affect our results of operations. We typically maintain good relationships with our employees and are able to control labor costs through maintaining a low employee turnover ratio and negotiating reasonable annual salary increments with our employees. Employee dissatisfaction and increases in our labor costs could negatively affect our results of operations and gross profit margins to the extent that we are unable to retain customers and pass added labor costs on to customers.

The GF Cash (CIT) workforce is unionized. Management representatives conduct monthly meetings with union representatives to keep close communication and maintain a good relationship between the parties. Also, an officer of the GF Cash (CIT) Department of Labor Protection and Welfare of the Thailand government participates in union meetings along with management to ensure proper communications are in place among the parties. Internal legal counsel and our Human Resources manager together ensure that all employee benefits are provided as required and that Thai labor laws and regulations are complied with fully.

Competition

Our industry is competitive. We compete with a number of national, regional, and local providers of cash security services. We compete principally on the basis of brand image, service quality, price and size, and coverage of service network. We may need to reduce our prices, enhance our service and marketing activities in order to remain competitive.

Business Segment Information

We operate in one business segment.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this registration statement. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

		For the years ended December 31,
	2018		2017
	US$	% of Revenue	US$	% of Revenue

Revenue	37,344,305	100.0%	34,475,126	100.0%
Cost of revenue	(31,502,466)	(84.4%)	(29,634,859)	(86.0%)
Gross margin	5,841,839	15.6%	4,840,267	14.0%
Administrative expenses	(4,635,846)	(12.4%)	(3,245,794)	(9.4%)
Profit from operations	1,205,993	3.2%	1,594,473	4.6%
Other income	72,051	0.2%	20,924	0.1%
Foreign exchange gain/(loss), net	(335,829)	(0.9%)	491,727	1.4%
Finance costs	(770,230)	(2.1%)	(621,971)	(1.8%)
Profit before income tax expense	171,985	0.4%	1,485,153	4.3%
Provision for income taxes	(95,153)	(0.3%)	(205,364)	(0.5%)
Net profit for the year	76,832	0.2%	1,279,789	3.7%
Net profit attributable to:
Equity holders of the Company	73,724		1,269,703
Non-controlling interests	3,108		10,086
	76,832		1,279,789

	For the six months ended June 30,
	2019		2018
	US$	% of Revenue	US$	% of Revenue
	(unaudited)		(unaudited)

Revenue	18,625,807	100%	18,949,508	100%
Cost of revenue	(15,791,848)	(84.8%)	(15,009,671)	(79.2%)
Gross margin	2,833,959	15.2%	3,939,837	20.8%
Administrative expenses	(3,423,235)	(18.8%)	(2,870,240)	(15.1%)
(Loss) profit from operations	(589,276)	(3.2%)	1,069,597	5.6%
Other income	159,630	0.9%	(83,774)	(0.4%)
Foreign exchange gain, net	474,701	2.5%	3,713	0.0%
Finance costs	(251,127)	(1.3%)	(224,753)	(1.2%)
(Loss) profit before income tax expense	(206,072)	(1.1%)	764,783	4.0%
Provision for income taxes	(27,866)	(0.1%)	(293,302)	(1.5%)
Net (loss) profit for the period	(233,938)		471,481
Net (loss) profit attributable to:
Equity holders of the Company	(231,935)		467,348
Non-controlling interests	2,003		4,133
	(233,938)		471,481

Comparison of Years Ended December 31, 2018 and 2017

Revenue

Revenues increased by 8.3% from $34,475,126 for the year ended December 31, 2017 to $37,344,305 for the year ended December 31, 2018. This growth was primarily driven by increased service contracts from customers, which rose by 22% from 93 orders for the year ended December 31, 2017 to 113 orders for the year ended December 31, 2018, as well as a slight increase in the average service fee per order. An “Order” is an individual written request for services under a contract with a customer. In general, one customer contract can generate multiple orders. The increase in service volume was primarily driven by both retail and bank customers from our top 10 clients. Also, our new GDM product generated additional revenue in 2018 when compared with 2017.

Cost of revenue and gross margin.

Cost of revenue increased by 6.3% from $29,634,859 for the year ended December 31, 2017 to $31,502,466 for the year ended December 31, 2018. Cost of revenue as a percentage of our revenues decreased slightly from 86.0% for the year ended December 31, 2017 to 84.4% for the year ended December 31, 2018. Cost of revenue is comprised of employee benefits expenses and other overhead costs that are directly attributable to services provided. The reason for the increase in cost of revenue was due mainly to an increase in overtime salaries directly attributed to a higher number of service orders. The slight improvement in our gross margin was due mainly to efforts to enhance our manpower allocation. We anticipate that our costs may increase in 2019 due to an increase in labor costs and rising costs in Thailand. However, we believe that we will be able to offset the negative impact of such increases by passing the increased costs on to our customers, as we have done in the past.

As a result, our gross margin increased from 14.0% for the year ended December 31, 2017 to 15.6% for the year ended December 31, 2018, due primarily to our manpower improvement efforts to reduce the cost of employee benefits.

Administrative expenses.

The Company’s total administrative expenses are comprised of selling expenses and administrative expenses.

●	Selling expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our administrative offices in Bangkok, Thailand.

Total administrative expenses for the year ended December 31, 2018 increased by 32% (or $1,104,536) as compared to same period of 2017. The increase was due mainly to:

a)	Increase in staff expense for approximately $210,000 – approximately $130,000 was related to salary and benefits for new senior management positions created at the group level and approximately $80,000 related to new hires and increase in staff expense at the Thai subsidiaries;

b)	The incurrence of interests and penalties related to overdue loans for approximately $570,000;

c)	Increase in legal fees for approximately $67,000 in connection with corporate restructuring; and

d)	Loss on fixed asset disposal for approximately $60,000.

We expect our operating expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to grow our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income, which is comprised mainly of sundry income and interest income, increased from $20,924 for the year ended 31 December 2017 to $72,051 for the year ended 31 December 2018. The increase of approximately $51,000 was due mainly to higher interest income of approximately $40,000 due to related party loans and sundry income of approximately $10,000 from disposal of low-value security products.

Finance costs.

Finance costs are comprised of interest expenses on interest-bearing bank borrowings utilized for working capital purposes.

Income tax expense.

Income tax expense decreased by 54% from a tax expense of $205,364 for the year ended 31 December 2017 to an income tax expense of $95,153 for the year ended 31 December 2018. The decrease in income tax expense was due mainly to higher administrative expenses in 2018. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and in Thailand.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, AI Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%.

Thailand

Our Company’s subsidiaries incorporated in Thailand are subject to a corporate income tax rate of 20%.

Net profit.

As a result of foregoing factors, net profit decreased by 94.0% from net income of $1,279,789 for the year ended 31 December 2017 to net profit of $76,832 for the year ended 31 December 2018.

Net profit attributable to non-controlling Interests.

Of the $1,279,789 and $76,832 for years ended 31 December 2017 and 2018, respectively, $10,086 and $3,108 respectively, was attributable to non-controlling interests.

Net profit attributable to equity holders of the Company

Net profit attributable to equity holders of the Company was $1,269,703 for the year ended 31 December 2017, compared to $73,724 for the year ended 31 December 2018.

Comparison of Six Months Ended June 30, 2019 and 2018 (Unaudited)

Revenue

Revenues decreased by 1.7% from $18,949,508 for the six months ended June 30, 2018 to $18,625,807 for the six months ended June 30, 2019.  This reduction was caused by decreased of average sales order value from customers, despite that the number of sales order rose by 13.9% from 96 orders for the six months ended June 30, 2018 to 122 orders for the six months ended June 30, 2019. In the first six months of 2019, the total number of orders increased mainly from retail customers. The increase in service volume was primarily driven by the expansion of our service network as a result of the increase in the number of operations offices.  While we added an additional branch in 2019, our revenue was partially impacted by lower pricing caused by competitive bidding.

Cost of revenue and gross profit.

Cost of revenue increased by 5.2% from $15,009,671 for the six months ended June 30, 2018 to $15,791,848 for the six months ended June 30, 2019.  Cost of revenue as a percentage of our revenues increased from 79.2% for the six months ended June 30, 2018 to 84.8% for the six months ended June 30, 2019.  Cost of revenue is comprised of employee benefits expenses and other overhead costs that are directly attributable to services provided.  In the first six months of 2019, staff salaries were increased by approximately 4% due to an increase in overtime hours caused by increased sales orders. This resulted in an increase in staff costs. At the same time, the average product selling price also decreased due to the reasons discussed above. Staff costs also increased as a result of the increase in minimum wage rates in Thailand. However, we believe that we will be able to offset the negative impact of these increases by passing increased costs on to our customers, as we have done in the past.

As a result of these factors, our gross profit margin decreased from 20.8% for the six months ended June 30, 2018 to 15.2% for the six months ended June 30, 2019, primarily due to reduction in average selling price and increase costs of employee benefits and direct costs.

Administrative expenses.

Administrative expenses are comprised of selling expenses and administrative expenses.

●	Selling expenses are comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibition, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utilities expenses and transportation charges.

●	Administrative expenses are comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles, rental expenses of our administrative offices in Bangkok, Thailand.

Total administrative expenses for the six-months ended June 30, 2019 increased by 19% (or $612,995) as compared to same period of 2018. The increase was due mainly to:

a)	Increase in staff expense for approximately of $98,000 from hiring of key management positions at the group level;

b)	Increase in professional fees for legal consultants, auditors and corporate service fees of approximately $202,000; and

c)	Increase in employee’s retirement benefit expense for approximately $172,000 due to changes in Thai government’s policies that resulted in higher projected retirement cost.

We expect our operating expenses will generally increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to grow our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income/expense.

Other income for the six months period ended 30 June 2019 of $159,630 included approximately $85,000 of sundry income (primarily income from disposal of low-value security products) and interest income of approximately $75,000.

Other expense for the six months period ended 30 June 2018 of $83,774 was related mainly to local penalties and other charges for approximately $60,000.

Finance costs

Finance costs are comprised of interest expenses on interest-bearing bank borrowings in relation to working capital purposes

Income tax expense.

Income tax expense decreased by 90% from $293,302 for the six months ended June 30, 2018 to $27,866 for the six months ended June 30, 2019. This decrease was primarily due to decreases in pre-tax income. We are subject to various rates of income tax under different jurisdictions, as discussed above.

Net loss/profit

As a result of foregoing factors, net profit decreased by 84.7% from net profit of $471,481 for the six months ended 30 June 2017 to net loss of $233,938 for the six months ended 30 June 2018.

As a result of the foregoing factors, net profit decreased by 149.6% from net income of $471,481 for the six months ended June 30,2018 to net loss of $233,938 for the six months ended 30 June, 2019.

Net loss/profit attributable to non-controlling interests

A net loss of $2,003 and a net profit of $4,133 was attributable to the same noncontrolling interests, consisting of the 0.93% of GF Cash (CIT) not owned by the Company, for the six months ended 30 June 2019 and 2018, respectively.

Net loss/profit attributable to equity holders of the Company

Net profit attributable to equity holders of the Company was $467,348 for the six months ended 30 June 2018, compared to net loss attributable to equity holders of the Company of $231,935 for the six months ended 30 June 2019.

Inflation.

Inflation is not expected to materially affect our business or the results of our operations.

Foreign Currency Fluctuations.

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies.

The Company has applied IFRS 15, and IFRS 9 since 1 January 2018. Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures. The new standards and amendments to standards did not have a significant effect on the consolidated financial information of the Company.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting. The new standards and amendments to standards did not have a significant effect on the consolidated financial information of the Company.

The IASB issued a new standard IFRS 16 for leases. This standard replaced IAS 17. The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exemptions are short-term and low-value leases. The Company has adopted IFRS 16 from 1 January 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening unaudited interim condensed consolidated balance sheet on 1 January 2019.

B. Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

We had net current liabilities of $12,501,282 as of June 30, 2019. Our directors have estimated our cash flow from future operations and available borrowing facilities and have concluded that we have, or will have access to, sufficient financial resources to meet our financial obligations as and when they fall due in the coming twelve months. There can be no assurances, however, that any of the borrowing facilities we may be contemplating as being available to us in the future will, in fact, be available to us on acceptable terms, if at all.

Given our current credit status and the current availability of capital to us, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this registration statement with cash from operations and short-term and long-term indebtedness. We believe our existing cash, cash equivalents and cash flow from future operations and cash borrowings will be sufficient to fund our operations for the next 12 months.

As of December 31, 2018, and June 30, 2019, we had cash and cash equivalents of approximately $5.5 million and $4.3 million, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2018	2017	2019 (unaudited)	2018 (unaudited)
Net cash provided by operating activities	$5,435,418	$3,149,059	$2,842,539	$955,980
Net cash used in investing activities	(2,219,490)	(1,734,637)	(1,130,404)	(1,167,450)
Net cash used in financing activities	(2,309,973)	(4,335,671)	(2,960,022)	(123,745)
Effect of exchange rate changes on cash	317,172	(853,008)	59,088	77,837
Net increase (decrease) in cash and cash equivalents, and restricted cash	1,223,127	(3,774,257)	(1,188,799)	(257,378)
Cash and cash equivalents, and restricted cash at beginning of year	4,238,438	8,012,695	5,461,565	4,238,438
Cash and cash equivalents, and restricted cash at the end of the year/period	$5,461,565	$4,238,438	$4,272,766	$3,981,060

Operating Activities

Net cash provided by operating activities was $2,842,539 for the six months ended June 30, 2019. The difference between our loss after tax of $233,938 and net cash provided by operating activities was mainly due to (i) depreciation and amortization of $2,790,045; (ii) interest expense of $188,183;(iii) the decrease in other operating assets of $804,101which was generally due to changes in trade and other receivable, deferred tax assets, partially offset by the increase in withholding tax receivable of $467,415.

Net cash provided by operating activities was $5,435,418 for the year ended December 31, 2018. The difference between our profit after income tax of $176,029 and the net cash provided by operating activities was mainly due to (i) the increase in accounts payable of $1,938,770, which was mainly due to our overall business growth; (ii) depreciation and amortization of $2,485,796; (iii) interest expense paid of $419,292; and (iv) the increase in other operating assets of $1,034,343, which was generally due to changes in trade and other receivables, withholding tax receivable, partially offset by the decrease in deferred tax assets of $119,953.

Net cash provided by operating activities was $3,149,059 for the year ended December 31, 2017. The difference between our profit before income tax of $1,150,574 and the net cash provided by operating activities was mainly due to (i) the increase in provision for employee benefits of $1,006,300, which was mainly due to the increase in severance pay days from 300 days to 400 days in the year ended 2017; (ii) depreciation and amortization of $2,288,171; (iii) interest expense paid of 381,621; and (iv) the increase in other operating assets of $1,631,673, which was generally due to changes in trade and other receivable, withholding tax receivable, partially offset by the decrease in deferred assets and other current assets of $339,742.

Investing Activities

Net cash used in investing activities was $1,130,404 for the six months ended June 30, 2019, primarily reflecting purchase of property, plant and equipment of $1,110,315.

Net cash used in investing activities was $2,219,490 for the year ended December 31, 2018, which was primarily attributable to (i) purchases of property, plant and equipment and intangible assets of $1,945,623;(ii) loans to related parties of $293,404.

Net cash used in investing activities was $1,734,636 for the year ended December 31, 2017, which was primarily attributable to (i) purchases of property, plant and equipment and intangible assets of $1,764,343; (ii) proceeds from property, plant and equipment of $29,706.

Financing Activities

Net cash used in financing activities was $2,960,022 for the six months ended June 30, 2019, which was mainly attributable to repayment of borrowing of $1,127,666 and repayment of finance lease of $1,832,356.

Net cash used in financing activities was $2,309,973 for the year ended December 31, 2018, which was mainly attributable to proceeds from borrowings of $956,554, partially offset by repayment of borrowing of $811,535, and repayment of finance leases of $1,454,992; and (iii) payment of a deemed dividend $1,000,000 related to our restructuring.

Net cash used in financing activities was $4,335,671 for the year ended December 31, 2017, which was mainly attributable to proceeds from borrowing of $1,282,283, partially offset by repayment of finance lease of $1,613,380; and (iii) return of capital of $4,004,574.

We may, however, require additional cash due to changes in business conditions or other future developments, including investments or acquisitions we may have decided to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our needs, we may seek to sell additional equity securities, debt securities, or borrow funds from lending institutions. We can make no assurances that financing will be available for the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Loan from Profit Raider Investment Limited

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited, or Profit Raider, to transfer a loan between Guardforce TH Group Company Limited and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of approximately $13.42 million bearing interest at 3.22% (which interest rate was increased to 4% after April 30, 2019). On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with Profit Raider, to extend the due date of the loan to December 31, 2020. The outstanding principle amount due Profit Raider as of December 31, 2019 was $13,421,793, and the amount of interest accrued on the loan, calculated through December 31, 2019, was $709,535.

Being that in accordance with the terms of our loan agreement with Profit Raider, we are only required to pay the full principal amount of the loan obligation, along with accrued interest, on the maturity date and we are not required to make monthly payments on this obligation, we do not expect any impact on our liquidity and ability to meet our short term financial obligations through December 31, 2020. In light of the positive working relationship we have established with Profit Raider and given its position as a shareholder of the Company, we expect that the due date on this loan will be extended for at least an additional 12 months and, possibly, longer, although we cannot be sure that any such extension will be effected. Assuming the loan extended by Profit Raider, we do not foresee any impact on our liquidity and ability to meet our short term or long term financial obligations

C. Research and Development, Patents and Licenses, Etc.

The Company has no Research and Development plans at present and there is no intellectual property owned by GF Cash (CIT) at this moment.

D. Trend Information

Other than as disclosed elsewhere in this registration statement, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2018.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	7,601,122	2,835,921	3,621,772	982,130	161,299
Other Long Term Liabilities	1,837,286	547,886	675,400	614,000	-
Total	9,438,408	3,383,807	4,297,172	1,596,130	161,299

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this registration statement.

NAME	AGE	POSITION
Terence Wing Khai Yap	48	Director and Chairman
Jingxu Wu	49	Director and CFO
Jingyi Tu	22	Director
Konki Lo	45	Director
Lei Wang	37	Director and Chief Executive Officer
Kee Yun Kwan	61	Chief Operation Officer

Mr. Terence Wing Khai Yap – Chairman of the Board and Director

Mr. Terence Wing Khai Yap has been the chairman of the Board and a Director of the Company since December 2019. Prior to joining our Company, Mr. Yap was the Executive Director and CEO of the Guardforce Group, a security solutions provider with more than 12,000 employees located in Hong Kong, Australia, Macau and Thailand, from 2014 to 2019.  Mr. Yap graduated from Swinburne University of Technology, Victoria, Australia with a BBUS (Bachelor’s Degree in Business - Accounting & Finance) and the Chinese University of Hong Kong for an MBA.

Mr. Jingxu Wu - Director and CFO

Mr. Jingxu Wu has been a director and CFO since the Company’s organization in August 2018. Prior to joining our Company, Mr. Wu acted as management of several companies or groups. He was the managing director of Regal Capital Group from January 2016 to June 2018. He served as Vice General Manager of China Dragon Power Engineering Co., Ltd. from May 2012 to December 2015. He was the Managing Director of Shenzhen Regal Investment Development Company from October 2004 to April 2012 and was the Vice General Manager of Shenzhen Rhenium Technology Company from July 1999 to September 2004.  Mr. Wu graduated from Jinan University in Shandong Province with a Bachelor’s Degree in Accounting and he is a certified Tax Accountant and Auditor in China.

Mr. Jingyi Tu – Director

Mr. Jingyi Tu has been one of the non-executive directors of the Company since its inception in August 2018. Mr. Tu is the founder of Jiangnan University Robot Studio which was establish in 2016 and where he has three projects in operation. The Intelligent Shoe Washing Machine Development project is in cooperation with Ecovacs, a listed company producing intelligent floor-sweeping robots. The Police Robot Project is completed and the robot designed by the team was put into production. The ELFREE Waist Support Device Project was launched on crowdfunding websites. Mr. Tu received the Bachelor’s Degree of Art Design at Jiangnan University in July 2019.

Mr. Konki Lo - Director

Mr. Lo has been one of the non-executive directors of the Company since its inception in August 2018. Mr. Lo is a practicing attorney of Messrs. Lo & Fung, Solicitors and a solicitor of the High Court of HKSAR since 1999. He has nearly 20 years of capital market experience and has assisted companies in going public and fund raising in the United States. He also acted as director, general counsel, vice president and senior management of many US listed companies. Mr. Lo graduated from the University of Hong Kong with a PCLL in 1997 and a LLB in 1996.

Ms. Lei Wang – Director and CEO

Ms. Lei Wang has been the Chief Executive Officer of the Company since June 2019 and director of the Company since December 2019. Ms. Wang also served as the Chairman of the Supervisory Board, Director and Vice President, Board Vice Chairman and CEO, and, Board Vice Chairman of China Security & Fire Co., Ltd. (A-Share Stock Code of PR China: SH600654) from 2014 to the present. Ms. Wang graduated from the Chinese University of Hong Kong with an MBA degree in 2014 and from the Beijing Normal University with a Doctorate Degree in History in June 2009.

Mr. Kee Yun Kwan –COO

Mr. Kee Yun Kwan has served as the Chief Operating Officer of the Company since June 2019. Prior to that, he was the General Manager of Guardforce (Macau) Limited in 2014-2015. In 2015-2016, Mr. Kwan served as a member of the M&A team of Guardforce Hong Kong and was involved in M&A transactions in Thailand and Australia. From late 2016 to the present, Mr. Kwan has been based in Thailand where he became the country head of the Thailand security businesses of Guardforce. Mr. Kwan graduated from the Hong Kong Police College.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

The following table sets forth certain information regarding compensation paid to our directors and senior management for the full fiscal year ended December 31, 2018.

Name	Office	Compensation Received in 2018 (U.S. $)	Entitlement under Stock Option Plan	Other Entitlement
Officers and Directors
Terence Wing Khai Yap	Chairman of the Board and Director	NIL	NIL	NIL
Jingxu Wu	Director and CFO	21,771	NIL	NIL
Jingyi Tu	Director	7,692	NIL	NIL
Konki Lo	Director	7,257	NIL	NIL
Lei Wang	Director and CEO	NIL	NIL	NIL
Kee Yun Kwan	COO	NIL	NIL	NIL

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of five (5) directors, who were elected to serve until their successors are duly elected and qualified. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Committees

The Board has not established any standing committees as of this date, but it expects to do so in the future.

D. Employees

As of June 30, 2019, we had approximately 1,995 full-time employees. The following table illustrates the allocation of those employees among the various job functions conducted at GF Cash (CIT) and reflects the expected growth in staffing of these positions.

Operations / Support	Division(Type)	Existing H/C (Jun 30, 2019)	HC within the next 12 month	Additional Hiring
Operations	Operations (Direct employees)	1644	1637	-7
	Operations (Admin, supervisor, manager)	250	240	-10
	Operations Management (Senior manager)	8	7	-1

Supporting functions	Administration	15	14	-1
	Business Development	7	6	-1
	Finance & Accounting	26	26	0
	GDM	1	1	0
	General Management	3	4	1
	HR & TDS	13	11	-2
	Internal audit	4	4	0
	IT	5	5	0
	Legal	2	2	0
	Operations Management	9	9	0
	Procurement	0	0	0
	Project Team	8	8	0
	Total operations	1902	1884	-18
	Total supporting functions	93	90	-3
	Grand total	1995	1974	-21

We believe that our relationship with our employees and those of our operating subsidiary are good. We have two trade unions, namely, Cash in Transit Union and Cash in Transit Officer Labour Union which are organized to protect employees’ rights, to assist in the fulfillment of GF Cash (CIT)’s economic objectives, to encourage employee participation in management decisions and to assist in mediating disputes between GF Cash (CIT) and union members. GF Cash (CIT) has not experienced any significant problems or disruption in its operations due to labor disputes, nor has GF Cash (CIT) experienced any difficulties in recruitment and retention of experienced staff. The remuneration payable to employees includes basic salaries and allowances. GF Cash (CIT) also provides training for its staff from time to time to enhance their technical knowledge.

We have regular meetings with the aforesaid two trade unions and discuss about the Employee Benefit Agreement every year (“EBA”). It’s a requirement of Thai Labour Laws and in which Thai Labour Department will also involve in the discussion if we cannot resolve disputes with the unions for the EBA. The Thai Labour Department will also organize meetings with the unions and GF cash annually.

As required by applicable Thailand law, GF Cash (CIT) has entered into employment contracts with all of its officers, managers and employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of May 4, 2020 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand.

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Terence Wing Khai Yap	Chairman of the Board and Director	Ordinary Shares	2,500,000	4.8%
Jingxu Wu	Director and CFO	Ordinary Shares	500,000	* %
Jingyi Tu (3)	Director	Ordinary Shares	35,500,000	68.2%
Konki Lo	Director	Ordinary Shares	0	0%
Lei Wang	Director and CEO	Ordinary Shares	2,500,000	4.8%
Kee Yun Kwan	COO	Ordinary Shares	0	0%
All officers and directors as a group (6 persons)		Ordinary Shares	41,000,000	78.7%
5% Security Holders

Guardforce AI Service Ltd (4)		Ordinary Shares	11,000,000	21.1%
Profit Raider Investments Limited(6)		Ordinary Shares	5,000,000	9.6%

*	Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of May 4, 2020, a total of 52,068,959 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). As a result of the completion of the Merger, we are obligated to issue 2,631,579 ordinary shares and we have issued 2,068,959 of those shares to court approved Claim Holders (with the remaining 562,620 shares to be issued once additional Claim Holders have been approved). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Mr. Jingyi Tu is the sole director and owner of AI Technology, which owns 24,500,000 ordinary shares, and, as such, Mr. Tu has voting and dispositive power of the securities held by AI Technology. The address of AI Technology is P.O. Box 905,Quastisky Building, Road Town, Tortola, British Virgin Islands. Additionally, Mr. Tu is the beneficiary of a trust which owns all of the outstanding shares of Guardforce AI Service Limited, a holding company which owns 11.000.000, or 21.1%, of the outstanding ordinary shares of the Company. As such, Mr. Tu is deemed to be the beneficial owner of our shares held by Guardforce AI Service Limited, but does not have voting or dispositive power over those shares.

(4)	Mr. Junjie Xi is the trustee of a trust which holds all of the outstanding shares of Guardforce AI Service Ltd. The beneficiary of the trust is Mr. Jingyi Tu. As trustee of this trust, Mr. Xi has voting and dispositive power of the 11,000,000 ordinary shares of the Company held by held by Guardforce AI Service Ltd. The address of Guardforce AI Service Ltd. is P.O. Box 905,Quastisky Building, Road Town, Tortola, British Virgin Islands. Because Mr. Tu is the beneficiary of the trust, Mr. Xi disclaims beneficial ownership of our ordinary shares held by Guardforce AI Service Ltd. The 11,000,000 shares listed as owned by Guardforce AI Service Ltd are also included in the number of shares beneficially owned by Mr. Tu.

(5)	Mr. Gaobo Zhang is the sole director of OP Financial Limited, the owner of Profit Raider Investments Ltd., and has voting and dispositive power of the securities held by Profit Raider Investments Ltd. The address of OP Financial Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Option Grants.

None.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions.

The following includes a summary of transactions between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. The table below sets forth the major related parties and their relationships with us as of May 4, 2020.

Name of related parties	Relationship with the Company
Long Top Limited	Ultimately controlled by Mr. Tu
Guardforce TH Group Company Limited	Ultimately controlled by Mr. Tu
Guardforce Security (Thailand) Company Limited	Ultimately controlled by Mr. Tu
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Co., Ltd.	Minority shareholder
Guardforce Security (Thailand) Co., Ltd	Ultimately controlled by Mr. Tu
Guardforce Aviation Security Co., Ltd	Ultimately controlled by Mr. Tu
Guardforce 3 Limited	Ultimately controlled by Mr. Tu
Tu Jingyi (“Mr. Tu”)	Controlling shareholder

The table below sets forth the balances with our related parties as of the dates indicated.

	31 December
	2018	2017
	US$	US$
Amount due from related parties
Long Top Limited (Loan to related parties)	303,246	-
Guardforce Group Limited	84,709	84,371
Guardforce TH Group Company Limited	7,403	6,134
Guardforce Security (Thailand) Company Limited	-	2,456
Bangkok Bank Public Company Limited	702	707

Amount due to related parties
Guardforce TH Group Company Limited (Borrowings from related party)	-	12,386,433
Tu Jingyi	1,837,327	-
Junwei Capital Group Ltd.	149,741	-
Guardforce Security (Thailand) Co., Ltd	124,825	118,475
Guardforce 3 Limited	5,291	5,270
Guardforce Aviation Security Co., Ltd	1,240	715

The amount due from Long Top Limited is a short-term loan by the Company with interest at 3% per annum. The interest income for the year ended December 31, 2018 was amounted to $5,948. The loan’s due date was December 31, 2019 and was further extended to December 31, 2021. All the interest and principal is due on that date.

Amounts due from Guardforce Group Limited, Guardforce TH Group Company Limited, Guardforce Security (Thailand) Company Limited and Bangkok Bank Public Company Limited reflect business advances for operational purposes.

Amounts due to Guardforce TH Group Company Limited are for short-term loans bearing interest at rates of 2.01% and 4.13329% per annum. The loans are unsecured and have fully settled as of December 31, 2018.

The table below sets forth our significant related party transactions for the periods indicated:

		For the year ended
	Nature	31 December 2018	31 December 2017
		US$	US$
Guardforce Security (Thailand) Co., Ltd	(a)	695,594	639,397
Guardforce Aviation Security Co., Ltd	(b)	6,853	5,741
		702,447	645,138

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provides security guards to the Company in its 21 branch locations in Thailand on a contractual basis. Security guards services including in/out access control, traffic control and 24 hour security monitoring of all premises.

(b)	Guardforce Aviation Security Co., Ltd. provides air cargo escort services to the Company on a contractual basis. Escort services include security monitoring for high value air cargo using air freight mode transportation. Security escort monitoring services start from the time high value shipments arrive at the air cargo terminal (land side) and continues to storage areas, transit and uploading to the aircraft (air side).

On April 29, 2018, Guardforce TH Group Company Limited entered into an agreement with Profit Raider Investment Limited, or Profit Raider, to transfer a loan between Guardforce TH Group Company Limited and the Company to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the amount of approximately $13.42 million bearing interest at 3.22% (which interest rate was increased to 4% after April 30, 2019). The Company assumed an additional approximately $576,000 in liability which has been treated as an additional expense paid to the Guardforce TH Group Company Limited. On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with Profit Raider, to extend the due date of the loan to December 31, 2020. The outstanding principle amount due Profit Raider as of December 31, 2019 was $13,421,793, and the amount of interest accrued on the loan, calculated through December 31, 2019, was $709,535.

On March 13, 2020,  AI Technology transferred five million of our ordinary shares owned by it to Profit Raider.  These shares were transferred to Profit Raider as consideration for services rendered to the Company and as a way to incentivize Profit Raider and to better align its interests with those of the Company.

On January 8, 2020, Guardforce AI Service Ltd. transferred 5,000,000 of our ordinary shares owned by it to each of Terence Yap, our Chairman, and Lei Wang, our Chief Executive officer. The shares were transferred effectively as indirect issuances by the Company to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. We are treating these transfers as deemed compensation to the recipients of the shares.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this registration statement. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any material legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a Cayman Islands company, we may only declare and pay dividends out of profits or, subject to compliance with the provisions of the Companies Law, out of sums standing to the credit of our share premium account. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

Stock Not Registered under the Securities Act; Rule 144 Eligibility

Our shares have not been registered under the Securities Act. However, the 2,631,579 Plan Shares we expect to issue in connection with the VCAB Merger will be exempt from the registration requirements of the Securities Act, pursuant to Section 1145 of the U.S. Bankruptcy Code and, when issued, may be resold without registration pursuant to Section 4(a)(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code. Currently, our issued and outstanding ordinary shares are restricted securities and may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this registration statement.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are not listed on any national securities exchange or in the over-the-counter inter-dealer quotation system and there is no market for our ordinary shares. We have engaged a market maker to apply for quotation on one of the tiers of the OTC Markets and we are in the process of preparing our Form 211 application to be submitted to FINRA by the market maker. We do not know how long the process will take for us to complete the Form 211 application, for the market maker to review and file the application with FINRA and for FINRA to review and approve the application. There can be no assurance, however, whether our Form 211 application will be approved by FINRA or, if it is approved, when that will happen.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our Memorandum and Articles of Association.  The summary does not purport to be a summary of all of the provisions of our Memorandum and Articles of Association and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands companies.

Register

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, the Companies Law and the common law of the Cayman Islands.

We were incorporated in the Cayman Islands on April 20, 2018 under the Companies Law. Our Amended and Restated Memorandum of Association, which we filed with the Cayman Islands Registry of Companies on February 27, 2020, authorizes US$300,000 in share capital divided into 300,000,000 ordinary shares, $0.001 par value per share, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval.

52,068,959 of our 300,000,000 authorized ordinary shares are currently issued and outstanding, pending the issuance of additional shares as discussed below.

On December 16, 2019, we entered into the Merger Agreement with VCAB. Upon the closing of the Merger which became effective March 10, 2020, VCAB merged with and into the Company and the separate existence of VCAB ceased. Pursuant to the terms of the Merger Agreement, we are obligated to issue an aggregate of 2,631,579 Plan Shares to VCAB’s holders of Class 5 Claims. We will issue the Plan Shares in reliance on the exemption provided by Section 1145 of the United States Bankruptcy Code. We amended our Memorandum of Association to increase our authorized share capital to $300,000 in share capital divided into 300,000,000 ordinary shares, $0.001 par value per share, an amount sufficient to enable us to issue the Plan Shares under the Merger Agreement. As of the date of this registration statement, we have allocated and issued 2,068,959 of the Plan Shares to approximately 670 Bankruptcy Court approved Claim Holders. We have allocated and will hold the remaining 562,620 Plan Shares in reserve for issuance to additional Claim Holders as they are approved by the Bankruptcy Court during the next few months.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company is not required to open its register of members to the general public for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders, who are non-residents of the Cayman Islands, may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles of Association and the Companies Law. Under Cayman Islands law, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, in certain cases distinguishing each share by its number, and of the amount paid or agreed to be considered as paid, on the shares of each member and whether each relevant category of shares held by a member carries voting rights, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our paid up share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our board of directors. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow one or more shareholders holding in aggregate, at the date of such requisition, not less than ten per cent of the paid up voting share capital to vote to requisition a general meeting of the shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting not later than 21 days from the date of deposit of the requisition. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one shareholder, that only shareholder present in person or by proxy shall be a quorum for all purposes. Advance notice of at least seven clear calendar days is required for the convening of any general meeting of our shareholders.

Transfer of ordinary shares

Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The transferor of any Ordinary Share shall be deemed to remain the holder of that share until the name of the transferee is entered in the register of members.

For the purpose of determining members entitled to notice of, or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend or other distributions, or in order to make a determination of members for any other purpose, our board of directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty-five (45) days in a year.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Memorandum of Association contains a declaration that the liability of our members is so limited.

Calls on ordinary shares and Forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen clear calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of ordinary shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof. Our Company may also repurchase any of our ordinary shares provided that the manner and terms of such purchase have been approved by our board of directors and agreed with the relevant member. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of the share premium account. Redemption or repurchase of any share may also be paid out of capital if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Additional Information”.

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; or

●	Convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Differences in Corporate Law

The Companies Law is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification in the absence of fraud or wilful misconduct of officers and directors for expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection therewith. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our Articles of Association allow our shareholders to requisition a shareholders’ meeting upon the written requisition of one or more shareholders entitled to attend and vote at a general meeting who hold not less than ten percent (10%) of the paid up voting share capital. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our Articles of Association, our Company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a general meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds of the issued shares of that class or sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this registration statement or otherwise described or referenced in this registration statement.

D. Exchange Controls

Cayman Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no Cayman Islands laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares.  Cayman Islands law and our Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

Thailand Exchange Controls

Remittances of currency outside Thailand are regulated by the Exchange Control Act B.E. 2485 (“ECA”) and ministerial regulations issued under the ECA. The ECA and regulations under the ECA require foreign exchange transactions to be conducted through commercial banks and authorized money transfer agents holding foreign exchange licenses from the Minister of Finance.

Approvals for outward remittances are typically managed by the commercial bank processing the remittance. Outward remittances of amounts properly due to nonresidents for dividends are specifically contemplated by regulations under the ECA provided that supporting documents are submitted to an authorized bank. In practice, there are no restrictions to outward remittances for dividends if supporting documents can be provided at the time of remittance.

E. Taxation

The following is a general summary of certain material Cayman Islands, Thailand and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (2011 Revision) of the Cayman Islands, the Company may obtain an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company. The undertaking, if obtained, would remain in place for a period of twenty years.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Thailand Taxation

Recipients of dividends, interest and royalties paid by Thai companies are subject to Thai income tax, and the company making the payment is required by the Revenue Code to withhold part payment and remit the withheld amount to the Revenue Department towards the income tax liability of the recipient.

Dividends distributed by GF Cash (CIT) to Thai shareholders will be subject to 10% withholding tax. Dividends distributed by GF Cash (CIT) to foreign shareholders that do not carry on business in Thailand will be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Dividends distributed by AI Thailand to Thai shareholders will be subject to 10% withholding tax. Dividends distributed by AI Thailand to foreign shareholders that do not carry on business in Thailand will be subject to 10% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Thai companies are permitted to pay dividends only to the extent they can pay the dividends out of profits. Companies are required to make an allocation to a statutory reserve each time dividends are issued until the aggregate amount in reserve reaches or exceeds one tenth of the company’s capital. The allocation must be at least one twentieth of the profit the company has earned from its business.

Interest paid to a Thai company (other than a financial institution) will be subject to 1% withholding tax. Interest paid to a foreign lender that does not carry on business in Thailand will be subject to 15% withholding tax unless a double tax treaty imposes a lower withholding tax rate.

Presently there is no double tax treaty between Thailand and the British Virgin Islands.

We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interests in our Thailand operating subsidiaries.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ordinary shares by U.S. Holders (as defined below) that purchase the ordinary shares pursuant to the public offering and hold such ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, the Treasury regulations issued pursuant to the Code (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the ordinary shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Holder will be required to include in gross income the gross amount of any distribution paid on the ordinary shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares and thereafter as a gain from the sale of the ordinary shares, but only if our company calculates our earnings and profits in accordance with U.S. federal income tax principles. As our company does not at this time intend to make such calculations, a U.S. Holder should expect to treat the entire amount of any distribution received as a dividend.

In case of a U.S. Holder that is a corporation, dividends paid on the ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends received by an individual, trust or estate will be subject to taxation at standard tax rates (plus the tax on investment income discussed below). A reduced income tax rate applies to dividends paid by a “qualified foreign corporations” (if certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Since the United States does not have a tax treaty with the Cayman Islands, and our company’s stock will not immediately be traded on an established securities market for purposes of this rule, dividends paid by our company will not be subject to a reduced rate of taxation under current conditions. Listing and trading of our company’s common stock on the OTCXQ over-the-counter market would likely render any dividends paid by our company as qualified dividends paid by a qualified foreign corporation.

Dividends received by an individual, trust or estate will be counted as investment income that is subject to the 3.8% surtax on net investment income. U.S. Holders should consult their own tax advisors to determine whether, based on all of their investment income, they are subject to this tax.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. Holder, be either general or passive income.

In addition to United States federal income taxation, U.S. Holders may be subject to state and local taxes upon their receipt of dividends.

Taxation of Sale, Exchange or Other Disposition of ordinary shares

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. Holder that receives non-U.S. currency on the disposition of the ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Holder will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the ordinary shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we would be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our ordinary shares, either:

(i) at least 75% of our gross income for such taxable year consisted of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), ( the “income test”) ; or

(ii) at least 50% of the average value of our assets during such taxable year produced, or were held for the production of, passive income (the “assets” test”).

We believe that our Company is not currently a PFIC, and we do not anticipate it becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal taxable income.

Certain Reporting Requirements

Certain U.S. Holders are required to file information returns with the IRS, including IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash (in excess of $100,000) or other property to our company and information relating to the U.S. Holder and our company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

Certain individual U.S. Holders (and, under applicable Treasury Regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investments in our ordinary shares not held through an account with a U.S. financial institution. U.S. Holders who fail to report required information could become subject to substantial penalties.

U.S. Holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the ordinary shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this registration statement on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We will become subject to the informational requirements of the Exchange Act as a foreign private issuer 60 days following the initial filing with the SEC of this registration statement on Form 20-F we will become required to file reports and other information with the SEC as of and after that date. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Nil

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the THB and U.S. dollars. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Company’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is the U.S. dollar whereas the functional currency of the subsidiaries which operate in the Thailand is the THB. The Company currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Company’s net foreign exchange exposures.

If the THB had strengthened/weakened by 1.3% against the U.S. dollar with all other variables held constant, the post-tax profit would have been $169,426 higher/lower and $63,451 higher/lower, for the years ended 31 December 2018 and 2017, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/U.S. dollar which is not the functional currency of the respective Company’s entities.

Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, if interest rates on borrowings had been 100 basis points higher/ lower with all other variables held constant, the Company’s post-tax results for the year would have been $43,334 (2017: $105,019) lower/higher respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our financial statements begins on page F-1 of this registration statement.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: May 4, 2020	GUARDFORCE AI CO., LIMITED

	By:	/s/ Lei Wang
	Name:	Lei Wang
	Title:	Chief Executive Officer

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

Contents	Page(s)
Unaudited Interim Condensed Consolidated Statements of Financial Position	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 - F-24

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

	Note	As at 30 June 2019	As at 31 December 2018
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	3	$2,859,332	$4,432,335
Restricted cash	3	-	9,905
Accounts receivable, net	4	5,496,378	5,912,970
Other receivables	5	144,592	104,132
Other current assets	6	1,628,460	1,620,303
Total current assets		10,128,762	12,079,645

Restricted cash	3	1,413,434	1,019,325
Loans to related party	20	310,567	303,246
Right-of-use assets	2.8.2	6,121,542	-
Fixed assets, net	7	10,247,784	10,175,962
Intangible assets, net	8	244,634	229,340
Withholding taxes receivable	14	6,199,382	5,405,006
Deferred tax assets, net	14	1,009,235	980,519
Other non-current assets	6	337,161	303,320
Total assets		$36,012,501	$30,496,363

Liabilities
Current liabilities:
Trade and other payables	9	$3,578,944	$3,887,915
Short-term borrowings from financial institutions	11	695,090	1,007,787
Short-term borrowings from third party	12	13,931,717	13,730,531
Lease liabilities	2.8.2	2,513,758	-
Current portion finance lease liabilities, net	13	332,957	974,211
Other current liabilities	10	1,577,578	1,630,077
Total current liabilities		22,630,044	21,230,521

Long-term borrowings from financial institutions	11	333,457	465,379
Lease liabilities, non-current	2.8.2	3,607,784
Finance lease liabilities, net	13	2,126,122	2,008,614
Provision for employee benefits	15	6,136,894	5,619,337
Total liabilities		34,834,301	29,323,851

Commitments and Contingencies		-	-

Shareholders’ equity
Common stock – par value $0.001 authorized 50,000,000 shares, deemed issued and outstanding 50,000,000 shares		50,000	50,000
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		2,360,204	2,360,204
Legal reserve	19	223,500	223,500
(Deficit)		(1,916,263)	(1,650,305)
Accumulated other comprehensive income		448,904	179,262
Total equity attributable to equity holders of the Company		1,116,345	1,112,660
Total equity attributable to non-controlling interests		61,855	59,852
Total shareholders’ equity		1,178,200	1,172,512
Total liabilities and shareholders’ equity		$36,012,501	$30,496,363

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the six months ended 30 June
	Note	2019	2018

Revenue	2	$18,625,807	$18,949,508
Cost of revenue	2	(15,791,848)	(15,009,671)
Gross margin		2,833,959	3,939,837

Administrative expenses	17	(3,423,235)	(2,870,240)
(Loss) profit from operations		(589,276)	1,069,597

Other income (expenses)		159,630	(83,774)
Foreign exchange gain, net		474,701	3,713
Finance costs		(251,127)	(224,753)
(Loss) profit before income tax		(206,072)	764,783

Provision for income taxes	18	(27,866)	(293,302)
Net (loss) profit for the period		(233,938)	471,481
Less: net (loss) profit attributable to non-controlling interests		(2,003)	4,133
Net (loss) profit attributable to equity holders of the Company		$(231,935)	$467,348

Earnings (loss) per share
Basic and diluted (loss) profit for the period attributable to ordinary equity holders of the Company		$(0.01)	$0.01

Weighted average number of shares used in computation:
Basic and diluted		50,000,000	50,000,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars)

	For the six months ended
	30 June 2019	30 June 2018

Net (loss) profit for the period	$(233,938)	$471,481
Currency translation differences	239,626	(110,859)
Total comprehensive income for the period	$5,688	$360,622

Attributable to:
Equity holders of the Company	$5,635	$357,256
Non-controlling interests	53	3,366
	$5,688	$360,622

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars)

		Amount		Addition		Accumulated Other		Non-
	Number of Shares	($0.001 par)	Subscription Receivable	Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Deficit	controlling Interests	Total
Balance as at 31 December 2017 (Note 16)	50,000,000	$50,000	$(50,000)	$3,360,204	$223,500	$74,718	$(1,724,028)	$56,744	$1,991,138
Currency translation adjustments	-	-	-	-	-	18,356	-	-	18,356
Net profit for the six months ended 30 June 2018	-	-	-	-	-	-	338,133	4,133	342,266

Balance as at 30 June 2018 (unaudited)	50,000,000	$50,000	$(50,000)	$3,360,204	$223,500	$93,074	$(1,385,895)	$60,877	$2,351,760

Balance as at 31 December 2018 (Note 16)	50,000,000	$50,000	$(50,000)	$2,360,204	$223,500	$179,262	$(1,650,305)	$59,852	$1,172,512
Currency translation adjustments	-	-	-	-	-	269,642	-	-	269,642
Net (loss) profit for the six months ended 30 June 2019	-	-	-	-	-	-	(265,958)	2,003	(263,955)

Balance as at 30 June 2019 (unaudited)	50,000,000	$50,000	$(50,000)	$2,360,204	$223,500	$448,904	$(1,916,263)	$61,855	$1,178,200

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended 30 June
	2019	2018
Operating activities
Net (loss) profit	$(233,938)	$471,481
Adjustments to reconcile to net profit to net cash used in operating activities
Depreciation	2,769,881	1,241,734
Amortization of intangible assets	20,164	21,105
Interest expense	188,183	-
Deferred tax	27,866	288,646
Bad debt expense	20,455	38,160
Changes in operating assets and liabilities:
Accounts and other receivables, net	691,525	(291,996)
Other current assets	84,710	(948,857)
Other non-current assets	(15,740)	(749,176)
Trade and other payables	(283,198)	618,416
Other current liabilities	(144,579)	531,060
Withholding tax receivable	(467,415)	(446,021)
Provision for employee benefits	184,625	181,428
Net cash provided by operating activities	2,842,539	955,980

Investing activities
Purchase of property and equipment	(1,110,315)	(996,502)
Proceeds from disposal of property and equipment	1,911	925
Purchase of intangible assets	(22,000)	52,233
Loans to related parties	-	(224,106)
Net cash (used in) investing activities	(1,130,404)	(1,167,450)

Financing activities
Proceeds from borrowings	-	12,936,058
Repayment of borrowings	(1,127,666)	(12,731,364)
Lease payments	(1,832,356)	(328,439)
Net cash (used in) provided by financing activities	(2,960,022)	(123,745)

Effect of exchange rate changes on cash	59,088	77,837
Net increase (decrease) in cash and cash equivalents, and restricted cash	(1,188,799)	(257,378)
Cash and cash equivalents, and restricted cash at beginning of period	5,461,565	4,238,438
Cash and cash equivalents, and restricted cash at end of period	$4,272,766	$3,981,060

Supplemental disclosure of non-cash activities:
Increase of lease liability and right of use assets	$6,121,542	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Law on 20 April 2018. The address of its registered office is 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand. Guardforce is controlled by Guardforce AI Technology Limited. (“AI Technology”)

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 22 May 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings’ registered office is located in British Virgin Islands.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 22 May 2018. AI Robots is a 100% owned subsidiary of Guardforce.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 3 August 2018. Southern Ambition is a 100% owned subsidiary of AI Robots.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 3 July 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on 21 September 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The 49,000 ordinary shares with a value of approximately $16,000 and the value of the cumulative preferred shares of approximately $17,000 has not been received as of 31 December 2018. The cumulative preferred shares are entitled to dividends of USD$ 0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of 31 December 2018 is approximately USD$ 1,700. Pursuant to the articles of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding ordinary and preferred shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of associates, a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand.

97% of shares in GF Cash (CIT) are owned by AI Thailand and Southern Ambition, which were previously held by Guardforce TH Group Co., Ltd and Guardforce 3 Limited, with the same majority shareholder.

The reorganization of Guardforce and its subsidiaries (collectively referred to as the “Company) was completed on 31 December 2018. Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value as if the reorganization had been completed at the beginning of the earliest reporting period. The Company engages principally in providing cash management and handling services located in Thailand.

Guardforce AI Co., Limited and Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS (CONTINUED)

The following diagram illustrates the Company’s legal entity ownership structure as at 30 June 2019:

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the audited consolidated financial statements for the years ended 31 December 2018 and 2017, as described in those audited consolidated financial statements, except for the adoption of new and amended International Financial Reporting Standards (“IFRS”) effective for the year ended 31 December 2019 which are relevant to the preparation of the unaudited interim condensed consolidated financial statements.

The financial statements were approved by the board of directors and authorized for issuance on 19 March 2020.

2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the years ended 31 December 2018 and 2017, which have been prepared in accordance with IFRS. The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements and consist of only normal recurring adjustments, except as disclosed herein. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2019.

All amounts are presented in United States dollars (“US $” or “USD”) and have been rounded to the nearest US $.

Guardforce AI Co., Limited and Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation

Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the reorganization had been completed at the beginning of the earliest reporting period.

The consolidated statements of profit or loss and other comprehensive income, statements of changes in shareholders’ equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the control of the controlling shareholder, whichever is shorter.

The unaudited interim condensed consolidated statements of financial position of the Company as at 30 June 2019 have been prepared to present the assets and liabilities of the subsidiaries using the existing book values from the controlling shareholder’s perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the reorganization.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in shareholder equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Business combinations under common control

IFRS 3 “Business Combinations” does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Profits or Loss, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

2.4	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated statements of financial position, profit or loss and other comprehensive income attributed to controlling and non-controlling interests.

2.5	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“US $” or “USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, is the USD. The functional currency of AI Hong Kong is the Hong Kong dollar. The functional currency of AI Thailand and GF Cash (CIT) are the Thai Baht (“Baht” or “THB”).

Guardforce AI Co., Limited and Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	Foreign currency translation (Continued)

For the subsidiaries whose functional currency is the Baht and Hong Kong dollar, profit or loss and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate		Average Rate
	30 June	31 December	For the Six Months Ended 30 June
	2019	2018	2019	2018
Thai Baht	0.0325	0.0307	0.0318	0.0314
Hong Kong Dollar	0.1280	0.1280	0.1280	0.1280

2.6	Use of estimates

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2018.

2.7	Leases

In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases onto the balance sheet, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, leases (“IAS 17”) and related interpretations and is effective for period beginning on or after January 1, 2019.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Leases (Continued)

The Company adopted the standard using a modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in the equity as at January 1, 2019, and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of lease liabilities and right-of-use assets, or ROU, of $7,271,752 as follow:

As at 1 January 2019
(Unaudited)

Operating lease commitments disclosed at 31 December 2018	$7,601,122
Discounted using lessee’s incremental borrowing rate as of 1 January 2019	7,271,152
Less: short-term leases recognized on a straight-line basis as expense	-
Less: low value leases recognized on a straight-line basis as expense	-
Lease liabilities recognized as at 1 January 2019	$7,271,152

As at 1 January 2019
(Unaudited)
The liability is classified as follows:
Current lease liabilities	$2,835,925
Non-current lease liabilities	4,435,227
$7,271,152

The maturity analysis of the lease liabilities at 30 June 2019 is as follows:

	Minimum lease payments due
	Within 1 year	1-2 year	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Lease payments	$774,500	$1,419,917	$1,338,395	$1,320,132	$1,474,099	$1,719,757	$8,046,799
Finance charges	(11,901)	(35,778)	(113,449)	(135,797)	(162,833)	(1,465,499)	(1,925,257)
Net present values	$762,599	$1,384,139	$1,224,946	$1,184,335	$1,311,266	$254,258	$6,121,542

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Leases (Continued)

The Company has elected not to recognize a lease liability for short term leases with expected term of 12 months or less, or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.

During the six months ended 30 June 2019, the depreciation expense for right-of-use assets and interest expense on lease liabilities was $48,786 and $6,726, respectively.

2.8	Financial risk management

2.8.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk and liquidity risk.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the audited financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as at 31 December 2018 and 2017.

There have been no changes in the risk management policies since the 2018 financial year end.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Financial risk management (Continued)

2.8.2	Liquidity risk

As a result of adoption of IFRS 16, the Company recognized lease liabilities of $6,121,542 as at 30 June 2019 with respect to its operating leases. The table below presents the Company’s lease liabilities into the relevant maturity grouping based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at 30 June 2019
(Unaudited)

Less than 1 year	$2,513,758
More than 1 year	3,607,784
$6,121,542

2.8.3	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In the opinion of the directors of the Company, the Company’s capital risk is low.

2.9	Revenue from contracts with customers

Effective 1 January 2018, the Company began recognizing revenue under IFRS 15, using the modified retrospective transition method. The adoption of IFRS 15 had no material impact on the Company’s consolidated financial statements, and there was no adjustment to the deficit on 1 January 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company generates revenue from rendering the following services: (i) cash in transit; (ii) dedicated vehicle to banks; (iii) ATM management; (iv) cash center operations; (v) cash processing; (vi) cheque center; (vii) cash deposit management solutions; (viii) express cash services; and (ix) coin processing and services.

The Company recognizes revenue when it has transferred to its customer control over the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred service’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred service. The Company management applies the following considerations to analyze the moment in which the control of the service is transferred to the customer.

●	Identify the contract or quotation with agreed service price.

●	Evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	Consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	Allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	Recognize revenue when the Company satisfied the performance obligation through the rendering of services engaged.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Revenue from contracts with customers (Continued)

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

The Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

●	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

●	The customer controls the related asset;

●	The revenues can be measured reliably; and

●	The Company has the right to payment for the performance completed to date.

2.10	Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

2.11	Recent Accounting Pronouncements

The following new standards and amendments to standards have been issued but are not effective until the financial year beginning 1 January 2020 and have not been early adopted by the Company:

Effective for annual periods beginning on or after
IFRS 3	Definition of business	1 January 2020
Amendment to IAS 1 and IAS 8	Definition of Material	1 January 2020
Conceptual Framework for Financial Reporting 2018	Revised Conceptual Framework for Financial Reporting	1 January 2020
IFRS 17	Insurance contracts	1 January 2020
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The directors of the Company do not believe the adoption of the above new standards and amendments to standards would have a material financial impact. The directors of the Company will adopt the new standards and amendments to standards when they become effective.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Cash on hand	$582,283	$376,750
Cash at bank	2,277,049	4,055,585
Subtotal	2,859,332	4,432,335
Restricted cash	1,413,434	1,029,230
Cash, cash equivalents, and restricted cash	$4,272,766	$5,461,565

The Company has pledged deposits with a local bank as collateral for bank guarantees issued by those banks in respect of project performance and for electricity usage. The restricted cash for projects that are expected to be completed within one year are classified as a current asset.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

4.	ACCOUNTS RECEIVABLE, NET

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Accounts receivable-contracted customers	$5,518,072	$5,933,584
Accounts receivable-related parties (Note 20)	-	702
Allowance for doubtful accounts	(21,694)	(21,316)
Accounts receivable, net	$5,496,378	$5,912,970

The following table details the age of the Company’s account receivables and related allowance as of 30 Jun 2019:

	Current	<30 days	30-61 days	61-90 days	91-180 days	Others	Total
Gross carrying amount	$4,879,326	$593,793	$38,641	$2,614	$3,698	-	$5,518,072
Allowance				(131)	(1,109)	(20,454)	(21,694)
Net
	$4,879,326	$593,793	$38,641	$2,483	$2,589	$(20,454)	$5,496,378

As at 30 June 2019, the Company maintained a general allowance of $20,454 which amount would be trued-up during the 2019 annual audit. Below is a rollforward of the allowance for doubtful accounts:

Balance at 31 December 2018	$(21,316)
Additions	(378)
Balance at 30 June 2019	$(21,694)

The Company did not have any bad debt expense during the six months ended 30 June 2019.

5.	OTHER RECEIVABLES

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Due from related parties (Note 20)	$97,514	$92,112
Advance to employees	47,078	12,020
Total	$144,592	$104,132

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

6.	OTHER CURRENT AND NON-CURRENT ASSETS

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Input VAT receivable	$330,765	$358,179
Prepayments-office rental	575,543	842,150
Prepayments-insurance	436,186	5,861
Prepayments-others	44,700	258,718
Uniforms	52,088	36,418
Tools and supplies	189,178	118,977
Other current assets	$1,628,460	$1,620,303

Deposit	$330,584	$303,320
Others	6,577	-
Other non-current assets	$337,161	$303,320

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

7.	LEASEHOLD IMPROVEMENTS, EQUIPMENT AND OTHER FIXED ASSETS

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	Total
Cost
At 1 January 1 2019	$2,888,288	$6,467,812	$6,081,943	$17,614,629	$950,095	$34,002,767
Additions	151,023	7,421	38,885	-	593,829	791,158
Disposals	(1,579)	(165,255)	(36,278)	(1,052,498)	-	(1,255,610)
Transfers in(out)	268,170	15,978	186,446	58,542	(529,136)	-
Exchange differences	178,450	375,157	360,096	1,007,917	57,051	1,978,671
At 30 June 2019 (Unaudited)	3,484,352	6,701,113	6,631,092	17,628,590	1,071,839	35,516,986

Depreciation
At 1 January 2019	2,353,333	5,503,362	4,527,915	11,442,195	-	23,826,805
Depreciation charged for the period	77,126	310,990	195,032	717,966	-	1,301,114
Disposal	(841)	(164,978)	(36,183)	(1,051,697)	-	(1,253,699)
Exchange differences	139,405	325,271	268,497	661,809	-	1,394,982
As 30 June 2019	2,569,023	5,974,645	4,955,261	11,770,273	-	25,269,202

Net book value
At 30 June 2019 (Unaudited)	$915,329	$726,468	$1,675,831	$5,858,317	$1,071,839	$10,247,784

There was no impairment of fixed assets during the six months ended 30 June 2019 and 2018. No fixed assets were pledged as security for bank borrowing.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

8.	INTANGIBLE ASSETS, NET

Intangible assets represent computer software. The intangible assets are recorded at historic acquisition costs, and amortized on a straight-line basis over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company will be recognized as intangible assets when the criteria of intangible assets are met.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

Computer
software

Cost
At 1 January 2019	$846,958
Additions	42,607
Exchange differences	29,441
At 30 June 2019 (Unaudited)	919,006

Accumulated amortization
At 1 January 2019	617,618
Amortization charged for the period	20,164
Exchange differences	36,590
At 30 June 2019 (Unaudited)	674,372

Net book value
At 30 June 2019 (Unaudited)	$244,634

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

9.	TRADE AND OTHER PAYABLES

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Trade accounts payable - other companies	$888,155	$1,442,262
Amounts due to related companies (Note 20)	1,838,257	2,118,424
Accrued salaries and bonus	492,606	210,537
Accrued customer claims	359,926	116,692
Trade and other payables	$3,578,944	$3,887,915

As at 30 June 2019 and 2018, $48,847 and $28,720, respectively, included in accrued customer claims is a specific provision for penalty claims for failure to meet certain performance indicators as stipulated in contracts with certain clients from the financial institution sector.

10.	OTHER CURRENT LIABILITIES

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Output VAT	$80,565	$78,479
Accrued expenses	930,341	740,899
Payroll payable	382,054	589,030
Other payables	184,618	221,669
Other current liabilities	$1,577,578	$1,630,077

11.	BORROWINGS FROM FAINANCIAL INSTITUTIONS

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Current portion of long-term borrowings	$695,090	$1,007,787
Long-term borrowings	333,457	465,379
Total borrowings from financial institutions	$1,028,547	$1,473,166

The Company’s borrowings are mainly used to support its business in Thailand. Those borrowings carry interest at the rate of MLR minus 1% per annum. Maturity date of borrowings is made and repayable on 30 November 2019, 1 February 2020, 1 August 2021 and 1 November 2021. For the six months ended 30 June, 2019, the interest expense was $6,875.

The Company has unused borrowing facilities of approximately $285,000 as at 30 June 2019.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

12.	SHORT-TERM BORROWING FROM THIRD PARTY

On 29 April 2018, Guardforce TH entered into an agreement with Profit Raider Investment Limited to transfer the loan between Guardforce TH and the Company to Profit Raider Investment Limited. As a result, the Company recorded a short-term borrowing from a third party in the amount of approximately $13.42 million bearing interest at 3.22% (which interest rate increased to 4% after 30 April 2019). The Company assumed an additional approximately $576,000 in liability which has been treated as an additional expense paid to the related party. On March 11, 2020, the maturity date of the loan was extended to 31 December 2020.

13.	FINANCE LEASE LIABILITIES

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Current portion	$332,957	$974,211
Non-current portion	2,126,122	2,008,614
Finance lease liabilities	$2,459,079	$2,982,825

For the six months ended 30 June, 2019 and 2018, the interest expense was $74,079 and $82,511, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Within 1 year	$392,703	$1,102,209
After 1 year but within 5 years	2,331,044	2,205,045
Less: Future finance charges on finance leases	(264,668)	(324,429)
Present value of finance lease liabilities, net	$2,459,079	$2,982,825

Leased assets included in Note 7, under finance leases, comprise vehicles and office equipment as follow:

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Cost	$7,529,374	$7,113,238
Less: Accumulated depreciation	(3,037,293)	(2,461,410)
Net book value	$4,492,081	$4,651,828

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

14.	TAXATION

(a)	Withholding taxes receivable

Withholding tax is a deduction from payments made to suppliers who provide a service. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on tax rules in effect, the Company is subject to a 3% withholding tax in Thailand which is refundable. The Company is required to file its request for a withholding tax refund before 28 May of the following year for withholding tax deducted in the previous year. Once the request for withholding tax refund is submitted to the Thai Revenue Department, the request will be subject to audit and review by the Thai Revenue Department. Since it is difficult to predict the time required by the Thai Revenue Department to complete its audit and approve the relevant refund, the Company has reflected its withholding tax receivable as a non-current asset in its statements of financial position for amounts due from the Revenue Department. The Company believes that such tax refund receivable is fully collectible.

(b)	Income and deferred taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated statements of profit or loss as they are incurred.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

15.	PROVISION FOR EMPLOYEE BENEFITS

The Company operates a defined benefit plan based on the requirement of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. There were no plan assets set up and the Company will pay the benefits when required.

PROVISION FOR EMPLOYEE BENEFITS
Defined benefit obligations at 31 December 2018	$5,619,337
Estimate for the six months period	517,557
Defined benefit obligations at 30 June 2019 (Unaudited)	$6,136,894

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

16.	SHAREHOLDERS’ EQUITY

The shareholders’ equity structure as at 31 December 2018 was presented after giving retroactive effect to the reorganization of the Company that was completed on 31 December 2018. Immediately before and after reorganization, the Company, together with its wholly-owned subsidiaries, were effectively controlled by the same shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

Guardforce AI has authorized 50,000,000 shares ordinary shares with a par value of $0.001 each. As at 30 June 2019, 50,000,000 ordinary shares were issued and outstanding, at par value, equivalent to share capital of $50,000. As at 30 June 2019 and 31 December 2018, the subscription receivable for these shares was $50,000.

17.	ADMINISTRATIVE EXPENSES

	For the six months ended
	30 June 2019	30 June 2018
	(Unaudited)	(Unaudited)
Staff expense	$1,417,813	$1,320,135
Rental expenses	568,164	538,635
Depreciation and amortization expense	95,959	73,546
Utilities expense	261,735	245,594
Travelling and entertainment expense	86,568	70,713
Professional fees	268,531	66,171
Repair and maintenance	35,741	54,461
Employee benefit expense	237,546	65,291
Other service fees	101,911	97,274
Other expenses	349,267	338,420
Total	$3,423,235	$2,870,240

18.	INCOME TAX EXPENSES

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

19.	LEGAL RESERVE

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is not less than 10% of the registered share capital. The legal reserve is non-distributable. The legal reserve balance was $223,500 as at 30 June, 2019 and 31 December 2018.

20.	RELATED PARTY TRANSACTIONS

The principal related party balances and transactions as at and for the six months ended 30 June 2019 and 2018 are as follows:

Amounts due from related parties:

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Long Top Limited (Loan to related parties)	$310,567	$303,246
Guardforce Group Limited (Other receivables)	89,665	84,709
Guardforce TH Group Company Limited (Other receivables)	7,849	7,403
Bangkok Bank Public Company Limited (Accounts receivable, net)	-	702
	$408,081	$396,060

The amount due from Long Top Limited is a short-term loan by the Company with interest at 5% per annum. The interest income for the six months ended 30 June 2019 was $10,689. The loan’s due date was 31 December 2019 and was further extended to 31 December 2021. All interest and principal is due on that date.

Amounts due from Guardforce Group Limited, Guardforce TH Group Company Limited, and Bangkok Bank Public Company Limited are business advances for operational purposes.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

20.	RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due to related parties:

	As at 30 June 2019	As at 31 December 2018
	(Unaudited)

Mr. Tu Jingyi (Trade and other payables)	1,537,327	1,837,327
Junwei Capital Group Ltd. (Trade and other payables)	224,766	149,741
Guardforce Security (Thailand) Co., Ltd (Trade and other payables)	69,780	124,825
Guardforce 3 Limited (Trade and other payables)	5,601	5,291
Guardforce Aviation Security Co., Ltd (Trade and other payables)	783	1,240
	$1,838,257	$2,118,424

Related party transactions:

		For the six months ended
	Nature	30 June 2019	30 June 2018
		(Unaudited)	(Unaudited)
Guardforce Security (Thailand) Co., Ltd	(a)	$371,362	$350,740
Guardforce Aviation Security Co., Ltd	(b)	5,116	3,756
		$376,478	$354,496

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company.

(b)	Guardforce Aviation Security Co., Ltd. provided escort services to the Company.

21.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2022. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as at 30 June 2019 are as follows:

Amount
12-months ending 30 June:
2020	$501,443
2021	476,186
2022	31,371
Total	$1,009,000

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital expenditure commitments

The Company’s capital expenditures contracted for as at 30 June 2019 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period (Unaudited)
			Less than	1-3	3-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$2,322,053	$741,829	$1,125,281	$454,943	$-
Total		$2,322,053	$741,829	$1,125,281	$454,943	$-

(a)	The Company has commitments to pay certain service fees to Stander Information Company Limited, as its service provider to provide technical services for operating systems, that comprise a monthly fixed amount and certain other fees as specified in the agreement.

Bank guarantee

As of 30 June 2019, the Company had commitments with banks for guarantees in favor of government agencies and others of approximately $4,679,000.

22.	SUBSEQUENT EVENTS

On December 16, 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective March 10, 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company will issue an aggregate of 2,631,579 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of the date of this report, the Company has allocated, and has issued, 2,068,959 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. The Company will hold the remaining 562,620 Plan Shares in reserve for issuance to additional claim holders as they are approved by the Bankruptcy Court during the next few months. Following the completion of this process, the Company expects to have approximately 1,300 holders of its outstanding ordinary shares. The Company is in the process of determining the fair value of the 2.6 million shares to be issued, and plans to account the transaction in accordance with IFRS 3 “Business Combinations.”

On January 8, 2020, Guardforce AI Service Ltd. transferred 2,500,000 shares each, totalling 5,000,000 of the Company’s ordinary shares to Mr. Terence Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares were transferred effectively as issuances by the Company to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively.

On February 5, 2020, the shareholders of the Company authorized an increase in the authorized share capital of the Company from 50,000,000 Ordinary Shares to 300,000,000 Ordinary Shares, by the creation of an additional 250,000,000 Ordinary Shares of US$0.001 par value each.

On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with the lender, Profit Raider Investment Limited, to extend the due date of the loan to 31 December 2020. The outstanding principle amount due was $13,421,793 and the amount of interest accrued on the loan, calculated up to 31 December 2019 was $709,535.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 5,000,000 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”). As a result of this share transfer, Profit Raider is deemed an affiliate of the Company.

The spread of the coronavirus (“COVID-19”) around the world has caused significant business disruption during the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Guardforce AI Co., Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Guardforce AI Co., Limited and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2019.

Flushing, New York
May 1, 2020

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

		31 December
	Note	2018	2017
Assets
Current assets:
Cash and cash equivalents	3	$4,432,335	$3,269,866
Restricted cash	3	9,905	153,931
Accounts receivable, net	5	5,912,970	5,798,374
Other receivable	6	104,132	109,897
Other current assets	7	1,620,303	1,589,303
Total current assets		12,079,645	10,921,371

Restricted cash	3	1,019,325	814,641
Long-term loans to related party	19	303,246	-
Fixed assets, net	8	10,175,962	9,467,481
Intangible assets, net	9	229,340	166,752
Withholding taxes receivable	14	5,405,006	4,490,956
Deferred tax assets, net	14	980,519	1,095,195
Other non-current assets	7	303,320	308,307
Total assets		$30,496,363	$27,264,703

Liabilities
Current liabilities:
Trade and other payables	10	$3,887,915	$1,940,690
Short-term borrowings from financial institutions	11	1,007,787	661,964
Short-term borrowings from related party	19	-	12,386,433
Short-term borrowings from third party	12	13,730,531	-
Current portion finance lease liabilities, net	13	974,211	1,351,327
Other current liabilities	10	1,630,077	1,325,250
Total current liabilities		21,230,521	17,665,664

Long-term borrowings from financial institutions	11	465,379	661,964
Finance lease liabilities, net	13	2,008,614	1,716,597
Provision for employee benefits	15	5,619,337	5,229,340
Total liabilities		29,323,851	25,273,565

Commitments and Contingencies	20	-	-

Shareholders’ equity
Common stock – par value $0.001 authorized 50,000,000 shares, deemed issued and outstanding 50,000,000 shares	16	50,000	50,000
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		2,360,204	3,360,204
Legal reserve	18	223,500	223,500
(Deficit)		(1,650,305)	(1,724,028)
Accumulated other comprehensive income		179,262	74,718
Total equity attributable to equity holders of the Company		1,112,660	1,934,394
Total equity attributable to non-controlling interests		59,852	56,744
Total shareholders’ equity		1,172,512	1,991,138
Total liabilities and shareholders’ equity		$30,496,363	$27,264,703

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

		For the year ended 31 December
	Note	2018	2017
Revenue		$37,344,305	$34,475,126
Cost of revenue		(31,502,466)	(29,634,859)
Gross margin		5,841,839	4,840,267

Administrative expenses	17	(4,635,846)	(3,245,313)
Profit from operations		1,205,993	1,594,473

Other income		72,051	20,924
Foreign exchange (loss)/gain, net		(335,829)	491,727
Finance costs		(770,230)	(621,971)
Profit before income tax expense		171,985	1,485,153

Provision for income taxes	14	(95,153)	(205,364)
Net profit for the year		76,832	1,279,789
Less: net profit attributable to non-controlling interests		(3,108)	(10,086)
Net profit attributable to equity holders of the Company		$73,723	$1,269,703

Earnings per share
Basic and diluted profit for the year attributable to ordinary equity holders of the Company		$0.00	$0.03

Weighted average number of shares used in computation:
Basic and diluted		50,000,000	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars)

		For the year ended 31 December
	Note	2018	2017
Net profit for the year		$76,832	$1,279,789
Currency translation differences	2.6	5,346	211,069
Remeasurements of defined benefit plan		99,198	(129,215)
Total comprehensive income for the year		$181,376	$1,361,643

Attributable to:
Equity holders of the Company		$178,268	$1,351,557
Non-controlling interests		3,108	10,086
		$181,376	$1,361,643

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars)

		Amount		Addition		Accumulated Other		Non-
	Number of Shares*	($0.001 par)	Subscription Receivable	Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Deficit	controlling Interests	Total
Balance as at 31 December 2016 (Note 16)	50,000,000	$50,000	$(50,000)	$7,364,778	$223,500	$(7,136)	$(2,993,731)	$46,658	$4,634,069

Currency translation adjustments	-	-	-		-	211,069	-	-	211,069
Remeasurements of defined benefit plan	-	-	-		-	(129,215)	-	-	(129,215)
Capital distribution				(4,004,574)					(4,004,574)
Net income for the year ended 31 December 2017	-	-	-	-	-	-	1,269,703	10,086	1,279,789

Balance as at 31 December 2017	50,000,000	50,000	(50,000)	3,360,204	223,500	74,718	(1,724,028)	56,744	1,991,138

Capital distribution	-	-	-	(1,000,000)	-	-	-	-	(1,000,000)
Currency translation adjustments	-	-	-	-	-	5,346	-	-	5,346
Remeasurements of defined benefit plan	-	-	-	-	-	99,198	-	-	99,198
Net income for the year ended 31 December 2018	-	-	-	-	-	-	73,724	3,108	76,832

Balance as at 31 December 2018	50,000,000	$50,000	$(50,000)	$2,360,204	$223,500	$179,262	$(1,650,305)	$59,852	$1,172,512

*	The shares are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the year ended 31 December
	2018	2017
Operating activities
Net profit	$76,832	$1,279,789
Adjustments to reconcile to net profit to net cash used in operating activities
Depreciation	2,446,734	2,248,992
Amortization of intangible assets	39,061	39,179
Interest income	(71,870)	(20,924)
Interest received	65,922	20,924
Interest expense	770,230	621,971
Interest paid	(350,938)	(240,350)
Deferred tax	119,953	173,060
Remeasurements of defined benefit plan	99,198	(129,215)
Administration expenses - assumed	575,923	-
Bad debt expense	20,901	380
Loss (gain) on fixed asset disposal	59,174	(10,408)
Changes in operating assets and liabilities:
Accounts and other receivables, net	(106,724)	(704,819)
Other current assets	(24,823)	166,681
Other non-current assets	6,269	(19,549)
Trade and other payables	1,938,770	(262,808)
Other current liabilities	301,769	(190,791)
Withholding tax receivable	(902,796)	(829,383)
Provision for employee benefits	371,834	1,006,330
Net cash provided by operating activities	5,435,418	3,149,059

Investing activities
Purchase of property and equipment	(1,844,177)	(1,666,032)
Proceeds from disposal of property and equipment	19,537	29,706
Purchase of intangible assets	(101,446)	(98,311)
Loans to related parties	(293,404)	-
Net cash (used in) investing activities	(2,219,490)	(1,734,637)

Financing activities
Proceeds from borrowings	956,554	1,282,283
Repayment of borrowings	(811,535)	-
Principal finance lease payments	(1,454,992)	(1,613,380)
Capital distribution	(1,000,000)	(4,004,574)
Net cash (used in) financing activities	(2,309,973)	(4,335,671)

Effect of exchange rate changes on cash	317,172	(853,008)
Net increase (decrease) in cash and cash equivalents, and restricted cash	1,223,127	(3,774,257)
Cash and cash equivalents, and restricted cash at beginning of year	4,238,438	8,012,695
Cash and cash equivalents, and restricted cash at end of year	$5,461,565	$4,238,438

Non-cash investing and financing activities
Leasehold improvements through finance leases	$1,356,884	$1,239,203
Related party loan replaced by third party loan	$13,056,120	$-

The accompanying notes are an integral part of these consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Law on 20 April 2018. The address of its registered office is 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand. Guardforce is controlled by Guardforce AI Technology Limited. (“AI Technology”)

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 22 May 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings’ registered office is located in British Virgin Islands.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 22 May 2018. AI Robots is a 100% owned subsidiary of Guardforce.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 3 August 2018. Southern Ambition is a 100% owned subsidiary of AI Robots.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on 3 July 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on 21 September 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The 49,000 ordinary shares with a value of approximately $16,000 and the value of the cumulative preferred shares of approximately $17,000 has not been received as of 31 December 2018. The cumulative preferred shares are entitled to dividends of USD$ 0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of 31 December 2018 is approximately USD$ 1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of associatesa shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand.

97% of shares in GF Cash (CIT) are owned by AI Thailand and Southern Ambition, which were previously held by Guardforce TH Group Co., Ltd and Guardforce 3 Limited, with the same majority shareholder.

The reorganization of Guardforce and its subsidiaries (collectively referred to as the “Company) was completed on 31 December 2018. Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the reorganization had been completed at the beginning of the earliest reporting period. The Company engages principally in providing cash management and handling services located in Thailand.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS (CONTINUED)

The following diagram illustrates the Company’s legal entity ownership structure as of 31 December 2018:

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

The financial statements were approved by the board of directors and authorized for issuance on 27 February 2020.

2.1	Basis of presentation

The consolidated financial statements of Guardforce and subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

2.2	Basis of consolidation

Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholders before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the reorganization had been completed at the beginning of the earliest reporting period.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation (continued)

The consolidated statements of profit or loss and other comprehensive income, statements of changes in shareholders’ equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The consolidated statements of financial position of the Company as at 31 December 2018 and 2017 have been prepared to present the assets and liabilities of the subsidiaries using the existing book values from the controlling shareholders’ perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the reorganization.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in shareholders’ equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Business combinations under common control

IFRS 3 “Business Combinations” does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Profits or Loss, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

2.4	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated statements of financial position, profit or loss and other comprehensive income attributed to controlling and non-controlling interests.

2.5	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended 31 December 2018 and 2017 include the allowance for doubtful accounts, the useful life of property and equipment, and valuation of deferred tax assets.

2.6	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, is the USD. The functional currency of AI Hong Kong is Hong Kong dollar. The functional currency of AI Thailand and GF Cash (CIT) are Thai Baht (“Baht” or “THB”).

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Foreign currency translation (continued)

For the subsidiaries whose functional currency is the Baht and Hong Kong dollar, profit or loss and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate		Average Rate
	As of 31 December		For the Year Ended
	2018	2017	2018	2017
Thai Baht	0.0307	0.0306	0.0309	0.0296
Hong Kong Dollar	0.1280	0.1280	0.1280	0.1280

2.7	Financial risk management

2.7.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(i)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the THB and USD. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Company’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is the USD whereas the functional currency of the subsidiaries which operate in the Thailand is the THB. The Company currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Company’s net foreign exchange exposures.

If the THB had strengthened/weakened by 1.27% against the USD (the average monthly variance during the 2-year period ended 31 December 2018) with all other variables held constant, the post-tax profit would have been approximately $169,000 higher/lower and $63,000 higher/lower, for the years ended 31 December 2018 and 2017, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the THB/USD which is not the functional currency of the respective Company’s entities.

(ii)	Interest rate risk

The Company’s exposure to changes in interest rates are mainly attributable to its borrowings and loans. At the reporting date, if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, the Company’s post-tax results for the year would have been approximately $43,000 and $105,000 lower/higher for the years ended 31 December 2018 and 2017, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7.1	Financial risk factors (continued)

(iii)	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from operation and proceeds from bank borrowings.

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Company’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

The table below analyses the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, including interest if applicable.

Year ended 31 December 2018	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$3,887,915	$-	$-	$3,887,915
Borrowings from financial institutions	1,068,299	481,529	-	1,549,828
Borrowings from third party	13,730,531	-	-	13,730,531
Other current liabilities	1,630,077	-	-	1,630,077
Finance lease liabilities	1,102,209	2,205,045	-	3,307,254
Provision for employee benefits	554,241	1,618,757	39,761,537	41,934,535
	$21,973,272	$4,305,331	$39,761,537	$66,040,140

Year ended 31 December 2017	Within 1 year	1 to 5 years	>5 years	Total

Trade and other payables	$1,940,690	$-	$-	$1,940,690
Borrowings from financial institutions	720,050	683,506	-	1,403,556
Borrowing from related party	12,386,433	-	-	12,386,433
Other current liabilities	1,325,250	-	-	1,325,250
Finance lease liabilities	1,491,097	1,860,108		3,351,205
Provision for employee benefits	142,183	1,279,112	40,623,295	42,044,590
	$18,005,703	$3,822,726	$40,623,295	$62,451,724

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Financial risk management (continued)

2.7.2	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares or sell assets to reduce debt.

In the opinion of the directors of the Company, the Company’s capital risk is low.

2.8	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: the (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, and other current assets, trade payables, amounts due to related parties, accruals and other liabilities. As of 31 December 2018 and 2017, except for short term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities approximate to their fair values due to the short-term maturity of these instruments.

2.9	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Accounts receivable and other receivables, net

Accounts and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts and other receivables and due from related parties. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. In determining the amount of the allowance for doubt accounts, the Company will apply the following percentages: 5% to receivables from 61 to 90 days; 30% to receivables from 91 to 180 days and 60% to receivables from 181 to 365 days. Account balances older than one year will be charged off against the allowance after all means of collection have been exhausted (both legally and commercially speaking) and the potential for recovery is considered remote. The Company did not have any bad debt expense during the years ended 31 December 2018 and 2017.

2.11	Loan to related parties

The Company recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Company records as short-term loans receivable.

The Company recognizes interest income on an accrual basis using the straight-line method over the fixed or determinable dates.

2.12	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation is calculated using the straight-line method over the following estimated useful lives.

Estimated
useful life
Leasehold improvements	Lesser of useful life or remaining lease term
Tools and equipment	5 years
Furniture, fixtures and office equipment	5 years
Vehicles	5,10 years

2.13	Construction in progress

Construction in progress is stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

2.14	Assets acquired under finance leases

Where the Company acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Company will obtain ownership of the asset, the useful life of the asset. Impairment losses are accounted for in accordance with the accounting policy. Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Intangible assets, net

Intangible assets represent computer software. The intangible assets are recorded at historic acquisition costs, and amortized on a straight-line basis over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company will be recognized as intangible assets when the criteria of intangible assets are met.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

2.16	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Company did not incur any impairment loss during the years ended 31 December 2018 and 2017.

2.17	Trade and other payables

Trade and other payables are recognized at fair value.

2.18	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2.19	Revenue from contracts with customers

Effective 1 January 2018, the Company began recognizing revenue under IFRS 15, using the modified retrospective transition method. The adoption of IFRS 15 had no material impact on the Company’s consolidated financial statements, and there was no adjustment to the deficit on 1 January 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company generates revenue from rendering the following services: (i) cash in transit; (ii) dedicated vehicle to banks; (iii) ATM management; (iv) cash center operations; (v) cash processing; (vi) cheque center; (vii) cash deposit management solutions; (viii) express cash services; and (ix) coin processing and services.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.19	Revenue from contracts with customers (continued)

The Company recognizes revenue when it has transferred to its customer control over the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred service’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred service. The Company management applies the following considerations to analyze the moment in which the control of the service is transferred to the customer.

●	Identify the contract or quotation with agreed service price.

●	Evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	Consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	Allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	Recognize revenue when the Company satisfied the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

The Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

●	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

●	The customer controls the related asset;

●	The revenues can be measured reliably; and

●	The Company has the right to payment for the performance completed to date.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. Customer’s billing is prepared on a monthly basis once service delivery reports have been confirmed and invoice amount has been confirmed with the customers. Standard payment is 45 days but it may from 45 to 60 days depending on individual customer contract.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20	Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

2.21	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated statements of profit or loss as they are incurred.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

2.22	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Employee benefits

The Company provides for retirement benefits payable for employees of its subsidiaries in Thailand under the Thai Labor Law; and follows IAS 19 in accounting for the related obligation. Depending upon the individual employee’s salary and years of service, the related obligation is calculated by an independent actuary using the projected unit credit method. The present value of the obligation is determined by discounting with the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liabilities. The sensitivity analysis is determined by i) discount rate; ii) salary increase rate; iii) turnover rate; and iv) life expectancy.

All re-measurements effects of the Company’s retirement benefit obligation such as actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly in other comprehensive income.

As of 31 December 2018 and 2017, actuarial (losses) gains of $(123,997) and $161,519 had been recognized in other comprehensive income, respectively.

2.24	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of profit or loss and comprehensive income (loss) on a straight-line basis over the lease period.

2.25	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.26	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards and convertible debt instruments, unless their inclusion in the calculation is anti-dilutive.

2.27	Recent Accounting Pronouncements

The Company has applied IFRS 15, and IFRS 9 since 1 January 2018. Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures. The new standard and amendments were adopted as of 1 January 2018 and did not have a significant effect on the consolidated financial information of the Company.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting. The new standard and amendments were adopted as of 1 January 2018 and did not have a significant effect on the consolidated financial information of the Company.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	31 December
	2018	2017
Cash on hand	$376,750	$351,018
Cash at bank	4,055,585	2,918,848
Subtotal	4,432,335	3,269,866
Restricted cash	1,029,230	968,572
Cash, cash equivalents, and restricted cash	$5,461,565	$4,238,438

The Company has pledged deposits with a local bank as collateral for bank guarantees issued by those banks in respect of project performance and for electricity usage. The restricted cash for projects that are expected to be completed within one year are classified as a current asset.

4.	ACQUISITION OF SUBSIDIARIES UNDER COMMON CONTROL

On 31 December 2018, Guardforce AI Holding Limited and Guardforce AI Robots Limited acquired 100% of equity interest in subsidiaries from Tu Jingyi, the controlling shareholder who owns 59% of the Company, for $1,000,000. The subsidiaries acquired were previously purchased by Tu Jingyi for $1,000,000 from companies that he was a controlling shareholder.

The transaction was accounted for as an acquisition of subsidiaries under common control. Accordingly, the financial statements of the acquired subsidiaries were accounted for as if the acquisition had been consummated at the beginning of the earliest period presented in which the subsidiaries became commonly controlled, with no gain or loss recognized.

The assets and liabilities and operations of the Company and the subsidiaries were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined since 1 January 2017.

Amounts outstanding for loans receivable from entities not included in the reorganization of $4.4 million have been reflected as a capital distribution to the controlling shareholder in connection with the restructuring.

The only debtor for the $4.0 million is Smart Cities (Hong Kong) Limited, an entity owned by Mr. Tu’s father and not included in the restructuring.

Mr. Tu did not have control over this entity. Accordingly, $4,004,574 was reflected as a capital distribution in 2017.

This determination was made based upon Mr. Tu and his father as owners’ of these entities.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

4.	ACQUISITION OF SUBSIDIARIES UNDER COMMON CONTROL (CONTINUED)

Mr. Tu and his father are considered as owners of the entities involved and accordingly, transferring of the Companies ownership between father and son was considered to be under common control. IFRS appears to have a lack of clarity in dealing with transactions between entities under common control as highlighted in IFRS Interpretations Committee’s meeting in September 2017, appendix B. The Company was concerned of how to treat this transaction so it looked to accounting principles generally accepted in the United States (US GAAP) for guidance. Under US GAAP, transactions between entities under common control are combined at their historical amounts and any differences between amounts paid or received are treated as capital in nature as either a distribution or contribution of equity with no profit or loss effect. Since it was determined in the restructuring that this $4 million loan receivable would not be collected, it was treated as a capital distribution for accounting purposes.

The debtor of the loan was an affiliate under control by the same parent company of the operating entity. The loan had been extended twice with no payments collected. It would had been eliminated in consolidation under the same group. However, after the restructuring, the operating entity now owned by another group with multiple shareholders with Mr. Tu as a major shareholder. Rather than taking the P&L approach and have the shareholders taking the loss by writing off the loan, it was determined more conservatively to present this amount as an equity distribution to the old shareholder from the restructuring.

5.	ACCOUNTS RECEIVABLE, NET

	31 December
	2018	2017
Accounts receivable-contracted customers	$5,933,584	$5,798,235
Accounts receivable-related parties (Note 19)	702	707
Allowance for doubtful accounts	(21,316)	(568)
Accounts receivable, net	$5,912,970	$5,798,374

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

5.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

The following table details the Accounts receivables based on the Company’s provision matrix as of 31 December 2018:

	Accounts receivable-days past due
	Current	<30	31-60	61-90	91-180	Total
Gross carrying amount	$1,937,221	$3,855,228	$60,431	$12,425	$68,980	$5,934,285
Allowance	-	-	-	(621)	(20,694)	(21,315)
Net	$1,937,221	$3,855,228	$60,431	$11,804	$48,286	$5,912,970

The following table details the accounts receivables based on the Company’s provision matrix as of 31 December 2017:

	Accounts receivable-days past due
	Current	<30	31-60	61-90	91-180	Total
Gross carrying amount	$2,251,060	$3,412,051	$132,345	$1,911	$1,576	$5,798,943
Allowance	-	-	-	(96)	(473)	(569)
Net	$2,251,060	$3,412,051	$132,345	$1,815	$1,103	$5,798,374

Below is a rollforward of the allowance for doubtful account:

Balance at 31 December 2017	$(569)
Addition	(20,746)
Balance at 31 December 2018	$(21,315)

The increase in the allowance for doubtful account was due mainly to the change in the age of the accounts receivable. The Company did not have any bad debt expense during the years ended December 2019 and 2018.

6.	OTHER RECEIVABLES

	31 December
	2018	2017
Amount due from related parties (Note 19)	$92,112	$92,961
Advance to employees	12,020	15,888
Others	-	1,048
Other receivables	$104,132	$109,897

7.	OTHER CURRENT AND NON-CURRENT ASSETS

	31 December
	2018	2017
Input VAT receivable	$358,179	$335,510
Prepayments-office rental	842,150	765,370
Prepayments-insurance	5,861	120,372
Prepayments-others	258,718	125,753
Uniforms	36,418	97,850
Tools and supplies	118,977	144,448
Other current assets	$1,620,303	$1,589,303

Deposit	$303,320	$308,307
Other non-current assets	$303,320	$308,307

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

8.	LEASEHOLD IMPROVEMENTS, EQUIPMENT AND OTHER FIXED ASSETS

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	Total
Cost
At 1 January 1 2017	$2,586,222	$5,138,073	$4,084,144	$15,206,297	$38,371	$27,053,107
Additions	13,031	124,283	338,912	1,314,849	1,114,160	2,905,235
Disposals	(5,586)	(30,609)	(40,224)	(878,198)	-	(954,617)
Transfers in(out)	11,568	528,390	215,392	-	(755,350)
Exchange differences	243,590	502,919	400,395	1,442,791	15,258	2,604,953
At 31 December 2017	2,848,825	6,263,056	4,998,619	17,085,739	412,439	31,608,678
Additions	28,271	259,424	803,285	1,197,559	912,525	3,201,064
Disposals	-	(181,444)	(1,438)	(733,602)	-	(916,484)
Transfers in(out)	-	103,056	269,445	-	(372,501)	-
Exchange differences	11,192	23,720	12,032	64,933	(2,368)	109,509
At 31 December 2018	2,888,288	6,467,812	6,081,943	17,614,629	950,095	34,002,767

Depreciation
At 1 January 2017	1,875,404	3,975,682	3,527,561	9,621,204	-	18,999,851
Depreciation charged for the year	161,320	597,260	333,622	1,156,790	-	2,248,992
Disposal	(5,585)	(29,597)	(31,502)	(868,635)	-	(935,319)
Exchange differences	181,249	391,945	341,221	913,258	-	1,827,673
As 31 December 2017	2,212,388	4,935,290	4,170,902	10,822,617	-	22,141,197
Depreciation charged for the year	133,080	656,952	344,308	1,312,393	-	2,446,733
Disposal	-	(104,522)	(1,437)	(731,812)	-	(837,771)
Exchange differences	7,865	15,642	14,142	38,997	-	76,646
As 31 December 2018	2,353,333	5,503,362	4,527,915	11,442,195	-	23,826,805
Net book value
At 31 December 2018	534,955	964,450	1,554,028	6,172,434	950,095	10,175,962
At 31 December 2017	$636,437	$1,327,766	$827,717	$6,263,122	$412,439	$9,467,481

There was no impairment of fixed assets recorded for the years ended 31 December 2018 and 2017. No fixed assets were pledged as security for bank borrowing. Capital commitments under asset under constructions as of 31 December 2018 and 2017 amounted to $216,316 and Nil respectively.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

9.	INTANGIBLE ASSETS, NET

Computer
software
Cost
At 1 January 2017	$586,671
Additions	98,311
Exchange differences	58,310
At 31 December 2017	743,292
Additions	101,446
Exchange differences	2,220
At 31 December 2018	846,958

Accumulated amortization
At 1 January 2017	490,049
Amortization charged for the year	39,179
Exchange differences	47,312
As 31 December 2017	576,540
Amortization charged for the year	39,061
Exchange differences	2,017
As 31 December 2018	617,618

Net book value
At 31 December 2018	$229,340
At 31 December 2017	$166,752

10.	TRADE AND OTHER PAYABLES

	31 December
	2018	2017
Trade accounts payable- other companies	$1,442,262	$1,556,834
Amounts due to related companies (Note 19)	2,118,424	124,460
Accrued salaries and bonus	210,537	76,444
Accrued customer claims	116,692	182,952
Trade and other payables	$3,887,915	$1,940,690

Output Vat	$78,479	$100,040
Accrued Expense	740,899	420,090
Payroll Payable	589,030	519,235
Other Payable	221,669	285,885
Other current liabilities	$1,630,077	$1,325,250

As of 31 December 2018 and 2017, $18,445 and $71,092, respectively, included in accrued customer claims is a specific provision for penalty claims for failure to meet certain performance indicators as stipulated in contracts with certain clients from the financial institution sector.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

11.	BORROWINGS FROM FAINANCIAL INSTITUTIONS

	31 December
	2018	2017
Current portion of long-term borrowings	$1,007,787	$661,964
Long-term borrowings	465,379	661,964
Borrowing from financial institutions	$1,473,166	$1,323,928

The Company’s borrowings are mainly used to support its business in Thailand. These borrowings carry interest at the rate of MLR (6.25% as of 31 December 2018) minus 1% per annum. Maturity date of borrowings is made and repayable on 30 November 2019, 1 February 2020, 1 August 2021 and 1 November 2021. For the years ended 31 December 2018 and 2017, interest expense was $80,607 and $0 respectively.

The Company has unused borrowing facilities of approximately $253,000 from banks as of 31 December 2018.

12.	SHORT-TERM BORROWING FROM THIRD PARTY

On 29 April 2018, Guardforce TH entered into an agreement with Profit Raider Investment Limited to transfer the loan between Guardforce TH and the Company to Profit Raider Investment Limited. As a result, the Company recorded a short-term borrowing from a third party in the amount of $13.42 million bearing interest at 3.22%. The Company assumed an additional approximately $576,000 in liability which has been treated as an additional expense paid to the related party. The holding companies have guaranteed the loans which are repayable at the end of 2019.

13.	FINANCE LEASE LIABILITIES

	31 December
	2018	2017
Current portion	$974,211	$1,351,327
Non-current portion	2,008,614	1,716,597
Finance lease liabilities	$2,982,825	$3,067,924

For the years ended 31 December 2018 and 2017, the interest expense was $167,152 and $187,170, respectively.

The minimum lease payments under finance lease agreements are as follows:

	31 December
	2018	2017
Within 1 year	$1,102,209	$1,491,098
After 1 year but within 5 years	2,205,045	1,860,108
Less: Future finance charges on finance leases	(324,429)	(283,282)
Present value of finance lease liabilities, net	$2,982,825	$3,067,924

Leased assets included in Note 8, under a finance lease, comprise vehicles and office equipment as follow:

	31 December
	2018	2017
Cost	$7,113,238	$6,452,082
Less: Accumulated depreciation	(2,461,410)	(2,289,990)
Net book value	$4,651,828	$4,162,092

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

14.	TAXATION

(c)	Value added tax (“VAT”)

The Company is subject to a statutory VAT of 7% for service in Thailand. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT.  The VAT payable will be presented on the statements of financial position when input VAT is less than the output VAT.  A recoverable balance will be presented on the statements of financial position when input VAT is larger than the output VAT.

(d)	Withholding tax

Withholding tax is a deduction from payments made to suppliers who provide a service. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on tax rules in effect, the Company is subject to a 3% withholding tax in Thailand which is refundable. The Company is required to file its request for a withholding tax refund before 28 May of the following year for withholding tax deducted in the previous year. Once the request for withholding tax refund is submitted to the Thai Revenue Department, the request will be subject to audit and review by the Thai Revenue Department. Since it is difficult to predict the time required by the Thai Revenue Department to complete its audit and approve the relevant refund, the Company has reflected its withholding tax receivable as a non-current asset in its statements of financial position for amounts due from the Revenue Department. The Company believes that such tax refund receivable is fully collectible.

(e)	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to a corporate income tax rate of 16.5% on Hong Kong service income.

Thailand

The Company’s subsidiary incorporated in Thailand is subject to a corporate income tax rate of 20%.

The components of the income tax provision are:

	For the year ended
	31 December 2018	31 December 2017
Current income tax expense	$-	$-
Deferred income tax expense	95,154	205,364
Total income tax expense	$95,154	$205,364

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

14.	TAXATION (CONTINUED)

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the year ended
	31 December 2018	31 December 2017
Profit before income tax expense	$350,515	$1,485,153
Thailand income tax statutory rate	20%	20%
Income tax at statutory tax rate	70,102	232,423
Permanent differences	25,051	(91,667)
Income tax expense	$95,153	$205,364

Deferred tax assets and liabilities are comprised of the following:

	31 December
	2018	2017
Provision for employee benefits	$1,123,867	$1,045,868
Net operating loss carried forward	233,725	312,008
Deferred tax assets	1,357,592	1,357,876
Less:
Deferred tax liabilities - finance leases	377,073	262,681
Deferred tax assets-net	$980,519	$1,095,195

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

15.	PROVISION FOR EMPLOYEE BENEFITS

The Company operates a defined benefit plan based on the requirement of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. There were no plan assets set up and the Company will pay benefits when needed.

According to IAS 19 (Revised 2017), the use of Projected Unit Credit (PUC) Cost Method is required in order to determine the actuarial liability based on past service and expected future salary. Thus, the actuarially acceptable assumptions on salary scale are needed. Actuarial assumptions on other components of the benefit formulas are also required to measure the obligation such as demographic assumptions and financial assumptions. All of these assumptions are important because they are directly related to a possibility of actuarial gains and losses. Moreover, the obligations are measured on a discounted basis because they may be settled many years after the employees render the related service.

The following assumptions have been adopted for this actuarial valuation:

Demographic Assumptions:

1.	Mortality Table (Annual Death Rate): Male and Female Thai Mortality Ordinary Tables of 2017 (TMO 2017) which is the latest mortality table from the Office of Insurance Commission in Thailand.

2.	Annual Disability Rate: 5% of the Male and Female TMO 2017.

3.	Annual Voluntary Resignation: Age related rates as follows.

Age Group (Years)	Annual Voluntarily Resignation Rate of Direct Cost Staff	Annual Voluntarily Resignation Rate of Indirect Cost Staff
Below 31	21%	25%
31-40	12%	17%
41-50	5%	13%
Above 50	0%	0%

4. Annual Forced Resignation: Age related rates as follows.

Age Group (Years)	Annual Forced Resignation Rate
Below 31	0
31-40	0
41-50	0
Above 50	0

Financial Assumptions:

1.	Discount Rate: Single weighted average discount rate is 2.58% per year based on the zero coupon yield rate of government bond in Thailand from the Thai Bond Market Association (Thai BMA) as of December 28, 2018. Duration (or single weighted average remaining time to retire) is 10.57 years.

2.	Salary Increase Rate: 3.00% or 4.00% per year. The projected salary is calculated at the time of retirement or forced resignation.

3.	Taxes payable by the plan: The contributions are not a tax-deductible expense according to the Revenue Department in Thailand so there are no taxes payable by the plan

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

15.	PROVISION FOR EMPLOYEE BENEFITS (CONTINUED)

Movement in the present value of the defined benefit obligation:

	31 December
	2018	2017
Defined benefit obligations at 1 January	$5,229,340	$3,830,460
Benefits paid during the year	(343,944)	(381,229)
Current service costs	674,360	517,058
Interest	128,509	114,441
Past service cost and loss on settlement	36,907	594,541
Actuarial (losses) gains recognized in other comprehensive income	(123,997)	161,519
Exchange differences	18,162	392,550
Defined benefit obligations at 31 December	$5,619,337	$5,229,340

The following table presents the sensitivity analysis for each significant actuarial assumption with a variation of 1.0% in the assumptions as of the end of the reporting period:

31 December 2018

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	5,176,789	(442,548)	-7.88	-1	6,130,156	510,819	9.09
Salary Increase Rate	1	5,971,733	352,396	6.27	-1	5,309,480	(309,857)	-5.51
Turnover Rate	1	5,380,699	238,638	-4.25	-1	5,698,444	79,107	1.41
Life Expectancy	+1 Year	5,634,350	15,013	0.27	-1 Year	5,604,433	(14,903)	-0.27

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

15.	PROVISION FOR EMPLOYEE BENEFITS (CONTINUED)

31 December 2017

Assumption	% Change (+) in Assumption	Liability	Amount Change in Liability	% Change in Liability	% Change (-) in Assumption	Liability	Amount Change in Liability	% Change in Liability
Discount Rate	1	4,804,665	(424,676)	-8.12	-1	5,717,416	488,076	9.33
Salary Increase Rate	1	5,562,442	333,102	6.37	-1	4,935,380	(293,960)	-5.62
Turnover Rate	1	4,998,338	(231,002)	-4.42	-1	5,306,167	76,827	1.47
Life Expectancy	+1 Year	5,243,944	14,604	0.28	-1 Year	5,214,838	(14,502)	-0.28

Maturity profile of the defined benefit obligation as of 31 December are as follow:

Year	Defined Benefit Obligation
2019	554,241
2020	241,046
2021	210,761
2022	378,501
2023	486,495
2024	301,954
2025	480,201
2026	419,237
2027	1,380,971
2028	436,973
2029	472,365

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

16.	SHAREHOLDERS’ EQUITY

The shareholders’ equity structure as of 31 December 2018 and 2017 are presented after giving retroactive effect to the reorganization of the Company that was completed on 31 December 2018. Immediately before and after reorganization, the Company, together with its wholly-owned subsidiaries, were effectively controlled by the same shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

Guardforce AI has authorized 50,000,000 shares ordinary shares with a par value of $0.001 each. As of 31 December 2018, 50,000,000 ordinary shares were issued at par value, equivalent to share capital of $50,000, which was outstanding as of the issuance date of the financial statements. As of 31 December 2018 and 2017, the subscription receivable for these shares was $50,000.

17.	ADMINISTRATIVE EXPENSES

	For the year ended
	31 December 2018	31 December 2017
Staff expense	$2,134,718	$1,923,199
Loan penalty charge	575,923	-
Rental expenses	480,519	441,223
Depreciation and amortization expense	147,873	97,582
Utilities expense	147,436	153,133
Travelling and entertainment expenses	135,016	128,382
Professional fees	151,742	84,513
Repairs and maintenance	98,384	80,460
Employee benefits	218,290	77,305
Other service fees	69,310	55,244
Office expenses	245,374	117,189
Other expenses	231,261	87,564
	$4,635,846	$3,245,795

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

18.	LEGAL RESERVE

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is not less than 10% of the registered share capital. The legal reserve is non-distributable. The legal reserve balance was $223,500 as of 31 December 2018 and 2017.

19.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of 31 December 2018:

Name of related parties	Relationship with the Company
Long Top Limited	Ultimately controlled by Mr. Tu
Guardforce TH Group Company Limited	Ultimately controlled by Mr. Tu
Guardforce Security(Thailand) Company Limited	Ultimately controlled by Mr. Tu
Bangkok Bank Public Company Limited	Minority shareholder
Shenzhen Junwei Investment Development Co., Ltd.	Minority shareholder
Guardforce Security (Thailand) Co.,Ltd	Ultimately controlled by Mr. Tu
Guardforce Aviation Security Co.,Ltd	Ultimately controlled by Mr. Tu
Guardforce 3 Limited	Ultimately controlled by Mr. Tu
Tu Jingyi (“Mr. Tu”)	Controlling shareholder

The principal related party balances and transactions as of and for the years ended 31 December 2018 and 2017 are as follows:

Amounts due from related parties:

	31 December
	2018	2017
Long Top Limited (Loan to related parties)	$303,246	$-
Guardforce Group Limited (Other receivable)	84,709	84,371
Guardforce TH Group Company Limited (Other receivable)	7,403	6,134
Guardforce Security (Thailand) Company Limited (Other receivable)	-	2,456
Bangkok Bank Public Company Limited (Other receivable/Accounts receivable, net)	702	707
	$396,060	$93,668

The amount due from Long Top Limited is a short-term loan by the Company with interest at 3% per annum. The interest income for the year ended 31 December 2018 was $5,948. The loan’s due date was 31 December 2019 and was further extended to 31 December 2021. All the interest and principal are due on that date.

Amounts due from Guardforce Group Limited, Guardforce TH Group Company Limited, Guardforce Security (Thailand) Company Limited and Bangkok Bank Public Company Limited are business advances for operational purposes.

Amounts due to related parties:

	31 December
	2018	2017
Guardforce TH Group Company Limited (Borrowings from related party)	$-	$12,386,433
Tu Jingyi (Trade and other payables)	1,837,327	-
Junwei Capital Group Ltd. (Trade and other payables)	149,741	-
Guardforce Security (Thailand) Co.,Ltd (Trade and other payables)	124,825	118,475
Guardforce 3 Limited (Trade and other payables)	5,291	5,270
Guardforce Aviation Security Co.,Ltd (Trade and other payables)	1,240	715
	$2,118,424	$12,510,893

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due to Guardforce TH Group Company Limited are short-term loans bearing interest at 2.01% and 4.13329% per annum. The loans were unsecured and have been transferred to a third party through a debt restructuring in April 2018. (See Note 12). The interest expense was $126,523 and $381,621 for the years ended 31 December 2018 and 2017 respectively.

Related party transactions:

		For the year ended
	Nature	31 December 2018	31 December 2017
Guardforce Security (Thailand) Co.,Ltd	(a)	$695,594	$639,397
Guardforce Aviation Security Co.,Ltd	(b)	6,853	5,741
		$702,447	$645,138

Nature of transactions:

(c)	Guardforce Security (Thailand) Co.,Ltd. provided security guard services to the Company.

(d)	Guardforce Aviation Security Co.,Ltd. provided escort services to the Company.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has several non-cancelable operating leases for properties, office equipment and vehicles, and future payments for operating leases as of 31 December are as follows:

Amount
Year ending 31 December:
2019	$2,835,921
2020	2,041,438
2021	1,580,334
2022	930,949
2023	51,181
2024 and thereafter	161,299
Total minimum payment required	$7,601,122

Rental expense incurred for operating leases for the years ended 31 December 2018 and 2017 amounted to $1,856,584 and $1,831,567 respectively.

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2021. All agreements provide for auto renewal option with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of 31 December are as follows:

Amount
Year ending 31 December:
2019	$251,413
2020	592,803
2021	220,694
Total minimum payment required	$1,064,910

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital expenditure commitments

The Company’s capital expenditures contracted for as of 31 December 2018 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$1,620,960	$331,560	$675,400	$614,000	$-
Asset construction commitments	(b)	216,326	216,326	-	-	-
Total		$1,837,286	$547,886	$675,400	$614,000	$-

(a)	The Company has commitments to pay certain service fees to Stander Information Company Limited, as its service provider to provide technical services for operating systems, that comprise a monthly fixed amount and certain other fees as specified in the agreement.

(b)	Represents asset under construction for certain office equipment and IT equipment and vehicles.

Bank guarantee

As of 31 December 2018, the Company had commitments with banks for bank guarantees in favor of government agencies and others of $4,462,642.

Litigation

As of 31 December 2018, the Company is a defendant in various labor related lawsuits totaling approximately $635,000. The Company has made a provision for possible losses of approximately $42,000 in the financial statements. The Company’s lawyers and management believe that such provision is adequate.

21.	CONCENTRATIONS

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended 31 December 2018 and 2017.

		For the year ended
	31 December 2018	% of net revenue	31 December 2017	% of net revenue
Company A	$9,992,800	26.8%	$9,582,307	27.8%
Company B	6,233,599	16.7%	6,130,137	17.8%
Company C	4,582,495	12.3%	4,315,735	12.5%
	$20,808,894	55.8%	$20,028,179	58.1%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	31 December 2018	% account receivable	31 December 2017	% account receivable
Company A	$1,332,809	22.5%	$1,734,059	29.9%
Company B	1,085,142	18.4%	870,099	15.0%
Company C	600,219	10.2%	-	-
	$3,018,170	51.1%	$2,604,158	44.9%

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

22.	SUBSEQUENT EVENTS

Subsequent events have been reviewed through the date the consolidated financial statements were issued and required no adjustments or disclosures other than the following:

On 16 December 2019, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with VCAB Eight Corporation, a Texas corporation (“VCAB”), pursuant to which, subject to certain preconditions being satisfied, it was agreed that VCAB would merge with and into the Company. The main objective of the Merger was to increase the Company’s shareholder base to, among other things, assist the Company in satisfying the listing standards of a national security exchange in the United States. The Merger was completed effective 10 March 2020, and the separate existence of VCAB ceased on that date. As consideration for the Merger, the Company will issue an aggregate of 2,631,579 shares of capital stock (“Plan Shares’) to VCAB’s claim holders. As of the date of this report, the Company has allocated, and has issued, 2,068,959 of the Plan Shares to approximately 670 designated and Bankruptcy Court approved claim holders. The Company will hold the remaining 562,620 Plan Shares in reserve for issuance to additional claim holders as they are approved by the Bankruptcy Court during the next few months. Following the completion of this process, the Company expects to have approximately 1,300 holders of its outstanding ordinary shares. The Company is in the process of determining the fair value of the 2.6 million shares to be issued, and plans to account the transaction in accordance with IFRS 3 “Business Combinations.”

On 8 January 2020, Guardforce AI Service Ltd. entered into agreements to transferred 2,500,000 shares each, totaled 5,000,000 of the Company’s ordinary shares owned by it to Mr. Terence Yap, the Company’s Chairman and Ms. Lei Wang, the Company’s Chief Executive officer. The shares were transferred effectively as indirect issuances by the Company to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively.

On 5 February 2020, the shareholders of the Company authorized an increase in the authorized share capital of the Company from 50,000,000 Ordinary Shares to 300,000,000 Ordinary Shares, by the creation of an additional 250,000,000 Ordinary Shares of US$0.001 par value each.

On March 11, 2020, the Company entered into a second supplemental agreement to the loan agreement with the lender, Profit Raider Investment Limited, to extend the due date of the loan to 31 December 2020. The outstanding principle amount due was $13,421,793 and the amount of interest accrued on the loan, calculated up to 31 December 2019 was $709,535.

On March 13, 2020, the Company’s Board of Directors approved the transfer of 5,000,000 ordinary shares of Guardforce AI Co. Limited from Guardforce AI Technology to Profit Raider Investments Limited (“Profit Raider”). As a result of this share transfer, Profit Raider is deemed an affiliate of the Company.

The spread of the coronavirus (“COVID-19”) around the world has caused significant business disruption during the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test of its restricted net assets of the consolidated subsidiaries in accordance with the Securities and Exchange Commission’s Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information of the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed statement of financial position of the Company as “Investment in subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

The parent Company did not have significant capital and other commitments, long-term obligations, or guarantees as of 31 December 2018 and 2017.

STATEMENT OF FINANCIAL POSITION - PARENT COMPANY ONLY

31 December
2018
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$462,485
Amount due from subsidiaries	390,000
Investment in subsidiaries	1,289,522
Total assets	$2,142,007

Liabilities
Current liabilities:
Trade and other payables	$1,029,347
Total liabilities	1,029,347

Shareholders’ equity
Common stock - Authorized 50,000,000 shares, par value $0.001	50,000
Subscription of receivable	(50,000)
Additional paid in capital	2,360,204
Legal reserve	223,500
Accumulated Deficit	(1,650,305)
Other comprehensive income	179,262
Total shareholders’ equity	1,112,660
Total liabilities and shareholders’ equity	$2,142,007

Guardforce AI Co., Limited and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2018 and 2017

(Expressed in U.S. Dollars)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENT OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS) - PARENT COMPANY ONLY

For the year ended 31 December
2018
(Unaudited)
Revenue	$-
Cost of revenue	-
Gross margin	-

Administrative expenses	(177,009)
Loss from operating	(177,009)

Other income	147
Equity income of subsidiaries	250,585
Profit before income tax expenses	73,723

Income tax expenses	-
Net profit for the year	73,723
Total comprehensive income for the year	$73,723

STATEMENT OF CASH FLOWS

For the year ended 31 December
2018
(Unaudited)
Operating activities
Net profit	$73,723
Adjustments to reconcile to net income to net cash used in operating activities
Equity gain of subsidiaries	(250,585)
Changes in operating assets and liabilities:
Accounts and other receivables, net	(390,000)
Trade and other payables	1,029,347
Net cash provided by operating activities	462,485

Net increase in cash and cash equivalents, and restricted cash	462,485
Cash and cash equivalents, and restricted cash at beginning of year	-
Cash and cash equivalents, and restricted cash at end of year	$462,485

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association of the Registrant
1.2*	Articles of Association of the Registrant
1.3**	Articles of Association of Guardforce AI Group Company Limited
2(b).1*	Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
2(b).2*	Supplemental Agreement dated April 29, 2019 to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
2(b).3*	Second Supplemental Agreement dated March 11, 2020 to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated August 25, 2018
3.1**	Shareholders Agreement dated September 10, 2018 by and between Southern Ambition Limited and C. Ekthammasut
3.2**	Shareholders Agreement dated September 10, 2018 by and between Southern Ambition Limited and K. Pattanacharoen
4.1*	Advisory Agreement between HFG Capital Investments, L.L.C. and the Registrant dated October 31, 2018
4.2*	Amendment No. 1 to Advisory Agreement between HFG Capital Investments, L.L.C. and the Registrant dated December 16, 2019
4.3*	Memorandum of Understanding between Guardforce Security (Thailand) Co. Ltd. and Guardforce Cash Solutions Security (Thailand) Company Limited, dated March 2, 2020
4.4*	Lease Agreement between Varin World Company Limited and Guardforce Cash Solutions Security (Thailand) Company Limited dated May 27, 2019
8.1*	List of the registrant’s subsidiaries
15.1**	Consent from Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit, as numbered, to the Form 20-F of Company filed with the Securities and Exchange Commission on March 20, 2020.
**	Filed herewith.